Form 20-F
period 1999-12-31
CONSOLIDATED WATER CO LTD
filed 2000-06-30
CIK 928340

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 20-F


                           [ ] REGISTRATION STATEMENT
    PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

            [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                   For the fiscal year ended DECEMBER 31, 1999

                                       OR

          [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

         For the transaction period from _____________ to _____________

                        COMMISSION FILE NUMBER: 0-25248

                           CONSOLIDATED WATER CO. LTD.
             (Exact name of Registrant as specified in its charter)

                           CONSOLIDATED WATER CO. LTD.
                 (Translation of Registrant's name into English)

                                 CAYMAN ISLANDS
                 (Jurisdiction of incorporation or organization)

      Trafalgar Place, West Bay Road, P.O. Box 1114GT, Grand Cayman, B.W.I.
                    (Address of principal executive offices)

        Securities registered pursuant to Section 12(b) of the Act: NONE

           Securities registered pursuant to Section 12(g) of the Act:

                       ORDINARY SHARES, PAR VALUE CI$1.00
--------------------------------------------------------------------------------
                                (Title of Class)

                   OPTIONS TO PURCHASE CLASS B ORDINARY SHARES
--------------------------------------------------------------------------------
                                (Title of Class)

        Securities for which there is a reporting obligation pursuant to
                           Section 15(d) of the Act:


                       ORDINARY SHARES, PAR VALUE CI$1.00
--------------------------------------------------------------------------------
                                (Title of Class)

         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes [X] No [ ]

         Indicate by check mark which financial statement item the registrant has elected to follow:

                             Item 17 [ ] Item 18 [X]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

         Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

                                 Yes [ ] No [ ]

EXCHANGE RATES

         Unless otherwise indicated, all dollar amounts are in United States Dollars and references to "$", "U.S.", or "U.S. $" are to United States Dollars. References in this Report to "CI$" are to Cayman Islands Dollars.

         The official fixed exchange rate for conversion of CI$ into U.S. $, as determined by the Cayman Islands Monetary Authority, has been fixed since April 1974 at U.S. $1.20 per CI$1.00.

                                     PART I


ITEM 1.  DESCRIPTION OF BUSINESS

INTRODUCTION

         Our company was incorporated in August 1973 in the Cayman Islands. Our objective is to provide water services in areas where the supply of potable water is scarce. In addition, we have expertise in providing wastewater services. We currently provide potable water by pipeline from two reverse osmosis seawater conversion plants in Grand Cayman Island to the most populated areas of Grand Cayman. We supply potable water to business, residential and tourist properties and government facilities in our licensed area, including any new developments which are constructed in this area. In addition, we are in discussions with parties in the Bahamas to operate reverse osmosis seawater conversion plants which would provide water to developments on those islands.

MARKET AND SERVICE AREA

         Although we are currently only operating in the Cayman Islands, we believe that our potential market consists of any location where there is a need for potable water. According to the information contained in the Paul Simon book "Tapped Out: The Coming World Crisis in Water and What We Can Do About It"
(C)1998, the world's population of 5.9 billion will double in the next forty to ninety years and the per capita world water consumption is growing twice as fast as the world's population. The world's supply of water, however, is relatively constant. While water sufficiency problems are not nearly as severe in the United States as in most nations, three major states, California, Texas and Florida, are already facing water supply problems. These states and most water-deficient nations in the world all have access to huge amounts of ocean water, yet cannot economically process major quantities for consumption. The desalination of ocean water, either through distillation or reverse osmosis, is widely regarded as the most viable alternative to fresh water in areas with an insufficient natural supply.

         The current market which we service under our license consists of Seven Mile Beach and West Bay, Grand Cayman Island, two of the three most populated areas in the Cayman Islands. Under a separate license from the Cayman Islands government, we also supply non-potable water to irrigate a golf course in the Cayman Islands. Our plants and water distribution system are equipped with efficient, state-of-the-art technology, and we consistently provide high quality water to our customers. The Cayman Islands government, through Water Authority-Cayman, supplies water to parts of Grand Cayman Island which are not within our licensed area.

         According to the Economics and Statistics Office of the Cayman Islands government, the population of the Cayman Islands was approximately 20,000 persons in 1984 and is estimated to be approximately 40,000 persons in 1999. The rate of tourism in the Cayman Islands has increased on average 8% annually over the past 10 years, with total visitor arrivals at a record 1.4 million persons in 1999. From June 1989 through December 1999, stay-over tourist arrivals have increased from 210,000 persons in 1989 to 395,000 persons in 1999, and cruise-ship arrivals have increased from 404,000 persons in 1989 to 1,036,000 persons in 1999.

         As of March 2000, several new developments have been completed in our exclusive service area. These developments include a 132-room Sunshine Suites Hotel, a 100-room Comfort Suites Hotel and a 152-suite Grand Caymanian Beach Club time-share resort, which has opened phase I (76 suites). Phase II is currently under construction. In addition, a new 231-room Holiday Inn is scheduled to open in October 2000.

GROWTH STRATEGY

         Our growth strategy is as follows:

         WE INTEND TO CONTINUE DEVELOPING OUR PRODUCTION AND DISTRIBUTION INFRASTRUCTURE AND PROVIDING HIGH QUALITY POTABLE WATER TO OUR LICENSED AREA IN THE CAYMAN ISLANDS. We intend to increase our customer base and revenues in the Cayman Islands by providing water service on the most cost-efficient basis to new residential, commercial and tourist properties that are being developed in our exclusive licensed area. Primarily as a result of new customers, our total income has increased from $3,166,751 in 1989 to $8,249,988 in 1999, representing a compound annual growth rate of approximately 10%.

         WE INTEND TO EXPAND OUR OPERATIONS TO MARKETS OUTSIDE THE CAYMAN ISLANDS WHERE THERE IS A NEED FOR POTABLE WATER. We are currently in various stages of discussion to supply to several new markets, including the Bahamas and Belize. We may pursue these opportunities either on our own or through joint ventures. So far we have focused on various locations throughout the Caribbean and Central America.

         WE ALSO INTEND TO EXPAND OUR EXISTING AND FUTURE OPERATIONS INTO COMPLEMENTARY SERVICES, SUCH AS WASTEWATER SERVICES, WHICH WE HAVE PROVIDED IN THE PAST. Prior to the installation of a central wastewater system by the Cayman Islands government, we provided wastewater services on Grand Cayman Island. Since we have expertise in wastewater services, we may provide these services to areas to which we expand outside of the Cayman Islands.

THE BAHAMAS

         On April 21, 1997, we signed a letter of intent to supply potable water to a Bahamian company, which is owned by a United States developer who plans to build a multi-purpose resort development called Bimini Bay Resort on 700 acres in North Bimini Island.

         We have created a wholly-owned Bahamian subsidiary, Commonwealth Water Limited, which has entered into a 10-year agreement with the Bimini Bay Resort developer to supply water to the development. After development of the water plant on North Bimini and the conveyance of the land where the plant is located from the developer to our subsidiary, the developer will be issued 20% of the shares of our subsidiary and may convert these shares into our ordinary shares based on a conversion formula. As of the date of this Annual Report, the developer has not begun construction of the development in North Bimini.

         Our Bahamian subsidiary has all government approvals necessary to conduct operations in the Bahamas. However, we are still in discussions to finalize agreements with the Bahamian Water and Sewage Commission which would give us an exclusive franchise to provide potable water to the Bimini Bay development and a water sale agreement to supply potable water to the remainder of the Bimini Islands. We are currently looking at other possibilities in the Bahamas, including providing wastewater treatment to the Bimini Bay development.

WATER SUPPLY AND PRODUCTION

         Our primary sources of potable water are our two reverse osmosis seawater conversion plants. Our Governor's Harbour facility consists of 3.2 acres, including 485 feet of waterfront and a 8,745 square foot building which contains the water treatment facility. We own two storage reservoirs with a total capacity of 2.0 million U.S. gallons of water and the land at our Governor's Harbour site. The property surrounding the facility has yet to be fully developed, although these areas are beginning to be developed for residential and tourist accommodations.

         The primary components of the Governor's Harbour plant are:

         o        five feedwater supply wells that average a depth of 140 feet.
                  The combined pumping capability is approximately 3,750 U.S. gallons per minute;

         o two positive displacement pumps with a pumping capacity of 410 U.S. gallons per minute each;

         o two "back up" centrifugal pumps with a rated capacity of 300 U.S. gallons per minute each;

         o 77 vessels (measuring approximately 265" in length and 8" in diameter) each housing six spiral wound (measuring approximately 40" in length and 8" in diameter) seawater membranes;

         o        a work exchanger energy recovery system;

         o an air scrubber to remove the hydrogen sulfide from the product water, which is capable of scrubbing approximately 800 U.S. gallons of water per minute; and

         o Paragon TNT v5.0 control software on Gateway Hardware with I/O System Opto 22 and Optomux interface controller.

         The current capacity of the Governor's Harbour plant is 1.1 million U.S. gallons per day, which is in excess of the minimum quantities of water which Ocean Conversion must supply to us under the water conversion agreement. Since the plant began production of water, it has consistently produced at or near its capacity. In the year 2000, we will purchase water from Ocean Conversion at a base monthly fee of $45,152 plus an additional quantity fee of $4.57 per 1,000 U.S. gallons for each 1,000 U.S. gallons supplied to us.

         Our West Bay site consists of 6.1 acres in West Bay. In August 1994, we retained United States Filter Corporation to design and build this plant and then we paid off the obligations on the plant and terminated the operating contract in November 1998. The plant began operating on June 1, 1995 and was expanded in February 1998 and February 2000. On this site, we have a 2,600 square foot building which houses our water production facilities, a 2,400 square foot building which houses the potable water distribution pumps, a water quality testing laboratory, office space and water storage capacity consisting of two 1.0 million U.S. gallon potable water tanks. The current production capacity of the West Bay plant is 710,000 U.S. gallons per day.

         The primary components of this plant are:

         o        three feedwater supply wells that average a depth of 140 feet.
                  The combined pumping capability is approximately 2,250 U.S. gallons per minute;

         o two positive displacement pumps with a pumping capacity of 386 U.S. gallons per minute each;

         o 43 vessels (measuring approximately 280" in length and 8" in diameter) each housing seven spiral wound seawater membranes (measuring approximately 40" in length and 8" in diameter);

         o        one hydraulic turbo energy recovery system;

         o        one work exchanger energy recovery system;

         o an air scrubber to remove the hydrogen sulfide from the product water, which is capable of scrubbing 1,000 U.S. gallons of water per minute; and

         o Allen Bradley SLC PIC500/RS Logix Ladder Logic Control computer hardware and GUI Wintelligent View on Windows 3.51 Industrial PC Interfaced with PLC software to control the operation of the plant.

         Although not required by local government regulations, we operate our water plants in accordance with guidelines of the Cayman Islands Department of Environment. Under these guidelines, our plants may not have emissions of hydrogen sulfide at levels greater than 20 milligrams per liter at the exit of the air scrubbers. Our potable water also meets the guidelines of the World Health Organization and the U.S. Safe Drinking Water Act. In addition, noise levels at our plants cannot exceed the standards established by the U.S. Occupational Safety and Health Act. To date, we have not received any complaints from any regulatory authorities concerning hydrogen sulfide emissions or noise levels at our plants.

         Feedwater for the reverse osmosis units is drawn from deep wells with associated pumps on the property. Wastewater is discharged into brine wells on the property below the level of the feedwater intakes.

         Electricity to our plants is supplied by Caribbean Utilities Co. Ltd., a publicly-traded utility company. At both sites, we maintain a diesel driven, standby generator with sufficient capacity to operate our distribution pumps and other essential equipment during any temporary interruptions in the electricity supply.

         In the event of an emergency, our distribution system is connected to the George Town distribution system of Water Authority-Cayman. We can also purchase water, if available, from a plant servicing the Hyatt Hotel in Grand Cayman, which presently has excess production capacity. In order to efficiently maintain our equipment, we have purchased water for brief periods of time from both Water Authority-Cayman and the water plant servicing the Hyatt Hotel. We have also sold potable water to these entities, and in the case of Water Authority-Cayman, supplied substantial quantities of water almost continuously over a seven-month period in late 1993 and early 1994.

WATER DISTRIBUTION

         Our pipeline system covers the Seven Mile Beach and West Bay areas of Grand Cayman and consists of approximately 63 miles of PVC pipeline. We extend our distribution system periodically as property developments are completed. We have a main pipe loop covering a major part of the Seven Mile Beach area. We place extensions of smaller diameter pipe off our main pipe to service new developments in our service area. This system of building branches from the main pipe keeps our construction costs low and allows us to provide service to new areas in a timely manner. We are currently installing a main pipe along a new bypass road to service future developments, which will provide an additional supply loop at the southern end of the Seven Mile Beach area.

         For major developments in our service areas, most internal roads are private until the development has been completed. Developers are responsible for laying the pipeline within the development at their own cost but in accordance with our specifications. When the development is completed, the developer then transfers operation and maintenance of the pipeline to us.

         We have a comprehensive layout of our pipeline system which is maintained in a computer aided design (CAD) system. This system is integrated with digital aerial photographs and a computer generated hydraulic model and allows us to accurately locate pipes and equipment in need of repair and maintenance. It also helps us to plan extensions of and upgrades to our existing pipeline system.

         The following table shows, for each of the fiscal years ended December 31, 1999, 1998, 1997, 1996, and 1995, our total number of customer connections at the end of each period and metered sales of water for that period:


                                                          1999         1998         1997         1996         1995
                                                        -------      -------      -------      -------      -------
Number of Customers ..............................        2,606        2,347        2,069        1,826        1,649

Miles of Pipeline ................................           63           62           57           55           52

Metered Sales (in thousands of U.S. gallons):

         Commercial ..............................      308,949      315,980      300,350      265,140      239,000

         Residential .............................       86,712       80,150       72,393       60,261       69,963

         Government facilities ...................        5,686        4,420        4,007        3,064        2,971

                  Total ..........................      401,347      400,550      376,750      328,465      311,934


         You should note that the table above does not precisely represent the actual number of customers we service. In hotels and condominiums, we may only have one customer, which is the operator of the hotel or the condominium, but we actually supply water to all of the units within that hotel or condominium development. Of the customers indicated in the table above, as of 1999, 51% were residential, 48% were hotels, condominiums and other commercial customers and 1% were government facilities.

         We have a separate license from the Cayman Islands government and a five-year agreement with a developer to supply on demand a minimum of 48 million U.S. gallons of non-potable water per year on a take or pay basis to irrigate an 18-hole golf course.

         Before 1991, any owner of property within our licensed area could install water making equipment for its own use. Since 1991, that option is only available to private residences, although water plants then in existence could be maintained but not replaced or expanded. When the Marriott Hotel was built in 1990 in our licensed area, the developer installed its own reverse osmosis equipment. On February 4, 1994, we entered into an agreement with the owner of the Marriott Hotel to supply water to the Marriott Hotel at our standard tariff rates.

         In 1995, we entered into a 10-year agreement with the owner of the Westin Hotel. This agreement requires us to supply up to 60,000 U.S. gallons per day on a monthly basis to the hotel at a discount to our standard tariff rates and to supply any additional demand on a best efforts basis. The Westin Hotel maintains storage capacity on-site, assists pressurization with on-site repumping facilities and has provided us with a letter of credit which covers the cost of 45 days of water supply.

OUR TECHNOLOGY

         The conversion of saltwater to potable water is called desalination. There are two primary forms of desalination: distillation and reverse osmosis. Both methods are used throughout the world and technologies are improving to lower the costs of production. Reverse osmosis is a separation process in which the water from a pressurized saline solution is separated from the dissolved material by passing it over a semi-permeable membrane. A significant energy source is needed to pressurize the salinated, or feed, water for pretreatment, which consists of fine filtration and the addition of precipitation inhibitors. Pre-treatment removes suspended solids, prevents salt precipitation and keeps the membranes free of microorganisms. Next, a high-pressure pump enables the water actually to pass through the membrane, while salts are rejected. The feed water is pumped into a closed vessel where it is pressurized against the membrane. As a portion of the feed water passes through the membrane, the remaining feed water increases in salt content. This remaining feed water is discharged without passing through the membrane in order to prevent the pressurized feed water from continuing to increase in salt concentration. As the discharged feed water leaves the pressure vessel, its energy is captured by an energy recovery device which is used to pressurize incoming feed water. The final step is post-treatment, which consists of stabilizing the water, removing hydrogen sulfide and adjusting the pH and chlorination to prepare it for distribution.

         We use reverse osmosis technology to convert seawater to potable water. We believe that this technology is the most effective and efficient conversion process. However, we are always seeking ways to maximize efficiencies in our current processes and to investigate new more efficient processes to convert seawater to potable water. The equipment at our plants is among the most energy efficient available and we monitor and maintain our equipment in this manner. As a result of our many years of experience in water conversion, we believe that we have an expertise in the development and operation of desalination plants which is easily transferable to locations outside the Cayman Islands.

COMPETITION

         We do not compete with other utilities within our licensed area. Although we have been granted an exclusive franchise for our present service area, our ability to expand our service area is limited at the discretion of the government. At the present time, we are the only non-municipal public water utility on Grand Cayman. The Cayman Islands government, through Water Authority-Cayman, supplies water to parts of Grand Cayman which are not within our licensed area.

         To implement our growth strategy outside the Cayman Islands, we will compete with companies such as Ionics Inc., Vivendi and Azurix Corp. These companies, among others, currently operate in areas in which we would like to expand our operations, maintain world-wide operations and have greater financial, managerial and other resources than our company.

THE CAYMAN ISLANDS

         The Cayman Islands comprise three islands, Grand Cayman, Little Cayman and Cayman Brac, located approximately 460 miles south of Miami, Florida. The three islands have a total area of approximately 100 square miles.

GOVERNMENT

         The Cayman Islands are a British Overseas Territory of the United Kingdom and have had a stable political climate since 1670, when the Cayman Islands were ceded to England by the Treaty of Madrid. The Queen of England appoints the governor of the Cayman Islands to make laws with the advice and consent of the legislative assembly. There are 15 elected members of the legislative assembly and three members appointed by the governor from the Civil Service. The Executive Council is responsible for day-to-day government operations. The Executive Council consists of five ministers who are chosen by the legislative assembly from its 15 popularly-elected members, and the three Civil Service members. The governor has reserved powers and the United Kingdom retains full control over foreign affairs and defense. The Cayman Islands are a common law jurisdiction and have adopted a legal system similar to that of the United Kingdom.

CUSTOMS DUTIES AND TAXES

         We are exempt from, or receive concessionary rates of, customs duties on capital expenditures on plant and major consumable spares and supplies imported into the Cayman Islands as follows:

         o        there are no income taxes in the Cayman Islands;

         o we do not pay any import duty or taxes on permeator membranes, electric pumps and motors and chemicals which we purchase;

         o we pay 10% of the cost, including insurance and transportation to the Cayman Islands, of other plant and associated materials and equipment to manufacture or supply water in Seven Mile Beach or West Bay.

GOVERNMENT REGULATION

         Water Authority-Cayman is a statutory body which acts pursuant to the provisions of The

Water Authority Law, 1982. Water Authority-Cayman advises the executive council of the Cayman Islands government regarding issuance and administration of licenses under The Water (Production and Supply) Law of 1979, which is the law under which we obtained our license. Water Authority-Cayman monitors our operations on a continuing basis, including the quality of the water which we supply. Our operations are also monitored by the government's Environmental Health Department, which tests our water supply on a regular basis, as well as the Public Works Department, Planning Department and Fire Service with respect to our pipeline construction and other matters.

EMPLOYEES

         We presently have 30 employees, four of whom are executive and management personnel and six are engaged in administrative and clerical positions. The remaining staff are engaged in plant maintenance and operations, pipe laying and repair, leak detection, new customer connections, meter reading and laboratory analysis of water quality. Our employees are not parties to a collective bargaining agreement. We consider our relationship with our employees to be good.

BREACH OF LICENSE

         Our license requires us to obtain prior government approval for an issuance or transfer of shares which (a) exceeds 5% of the issued shares of our company, or (b) would, upon registration, result in any shareholder's owning more than 5% of the issued shares. More than 5% of our ordinary shares are registered in the name of Cede and Co., the nominee for the Depository Trust Company, which is a clearing agency for shares held by participating banks and brokers. We do not believe that these shareholdings by Cede and Co. constitute a breach of the intent of the license. We believe that the purpose of this clause of the license is to allow the government to approve significant shareholders of our company. Cede and Co. and Depository Trust Company, however, act solely as the nominee for banks and brokers, and have no beneficial ownership in the ordinary shares. Nevertheless, our Cayman Islands' counsel has advised us that these shareholdings by Cede & Co., which were not approved by the government, are probably a technical breach of our license. In August and September 1994, we completed an offering of 400,000 ordinary shares under Rule 504 of Regulation D of the Securities Act of 1933. In September 1995, we completed a private placement of 100,000 ordinary shares plus warrants to subscribe for an additional 100,000 ordinary shares under Regulation S of the Securities Act 1933. In April 1996, we completed a public offering of 575,000 ordinary shares and in June 2000 we completed a public offering of 773,000 ordinary shares. Based upon the advice of our Cayman Islands' legal counsel, we determined that the license did not require the government's approval to complete these offerings.

         However, if a court determined that the government's approval of these offerings was required under the license, we would be in breach of the license. Our Cayman Islands' legal counsel has advised us that to make this determination, a court would have to disagree with our interpretation of the license and dismiss several defenses which would be available to us. These defenses include acquiescence and waiver on the part of the government with respect to these offerings.

         We have received a letter dated June 1, 2000, from an official of the Cayman Islands' government, stating that a public offering of our ordinary shares, which we completed in 1996 without the government's approval, was a breach of our license. The letter is not clear as to whether the government also views the completion of our 2000 public offering as a breach of our license. We have responded to this letter and stated that we do not believe that we are in breach of our license. A meeting with officials of the Cayman Islands' government, to discuss this matter, was held on June 16, 2000 in accordance with the government's suggestion in the June 1st letter. Discussion of the matter is ongoing as of the date of this Annual Report. We have been advised by our Cayman Islands' legal counsel that the June 1st letter from the Cayman Islands government does not constitute a formal "notice of breach of the license" as contemplated in the license. Accordingly, other than pursuing discussions of this matter with the Cayman Islands' government, no other actions are presently being pursued by us to "cure" any such alleged breaches.

ITEM 2.  DESCRIPTION OF PROPERTY

         In addition to the properties which we own where our water plants are located, we lease approximately 3,200 square feet of space for our executive offices at Trafalgar Place, West Bay Road, Grand Cayman Island. We have a two-year lease with an extension provision on this property.

         Our Governor's Harbour site consists of a waterfront portion. This waterfront portion is not essential to our operations. We initially bought this property to enhance the value of the entire Governor's Harbour site if we decided to sell the site or develop it for other purposes. We purchased this water frontage in 1992 from Hurricane Hideaway Ltd. At the same time, we purchased Hurricane Hideaway Ltd., which owns certain development rights and which is now a wholly-owned subsidiary of our company. We value our holdings in Hurricane Hideaway Ltd. at CI$1.00 for balance sheet purposes. We believe that our properties are suitable for the conduct of our current operations for the foreseeable future.

         Even though all properties on the Cayman Islands must comply with government building codes, a large hurricane could cause significant damage to our equipment and our customers' properties. We carry business interruption insurance for an indemnity period of 12 months and employers' liability/workmen's compensation insurance. Ocean Conversion, the current operator of our Governor's Harbour plant, insures the plant for all risks-material damage at its own expense. We and Ocean Conversion share equally in the cost of public/product liability coverage for the plant. We also maintain all risks or third party damage insurance in appropriate amounts on our motor vehicles. We believe that we carry adequate insurance to cover any foreseeable losses.

ITEM 3.  LEGAL PROCEEDINGS

         We are not currently a party to any legal proceeding.

ITEM 4.  CONTROL OF REGISTRANT

         Other than for the terms of our license described in "ITEM 1. DESCRIPTION OF BUSINESS," our company is not directly or indirectly owned or controlled by another corporation or by any foreign government.

         The table below sets forth the beneficial ownership of our ordinary shares, par value CI$1.00 per share, and redeemable preference shares, par value CI$1.00 per share, as of June 20, 2000, by: (i) all of our officers and directors as a group, and (ii) each person who was known to us to be the beneficial owner of more than 10% of the outstanding ordinary shares or redeemable preference shares:

         Title of           Identity of                   Amount           Percentage
          Class            Person or Group                Owned            of Class
          -----            ---------------                -----            --------
         Ordinary        J. Bruce Bugg, Jr.               537,662           14.0%
         Shares          /Argyle Cay-Water Ltd.

         Ordinary        Directors and Officers         1,035,201           26.9%
         Shares          as a group (12 persons)

         Redeemable      Abel Castillo                      4,531           11.0%
         Preference      Operations Manager
         Shares

         Redeemable      Gregory McTaggart                  8,516           20.7%
         Preference      Vice President Operations
         Shares

         Redeemable      Executive Officers                10,639           25.9%
         Preference      as a group (2 persons)
         Shares


         Our license with the Cayman Islands' government requires us to obtain prior government approval for an issuance or transfer of shares which (a) exceeds 5% of the issued shares of our company, or (b) would, upon registration, result in any shareholder's owning more than 5% of the issued shares.

ITEM 5.  NATURE OF TRADING MARKET

         Our ordinary shares are listed on the Nasdaq National Market and trade under the symbol "CWCO". Our ordinary shares are not traded on any market other than the Nasdaq National Market. On June 20, 2000, we had approximately 569 holders of record of the ordinary shares. Management believes that of the ordinary shares held of record, approximately 18% are registered to residents of the Cayman Islands and 82% are registered to residents of other countries, primarily the United States. All of the redeemable preference shares are owned by residents of the Cayman Islands. Listed below for each quarter of the last two fiscal years and the first quarter of 2000 are the high and low bid prices for the ordinary shares on the Nasdaq National Market.

                                                        HIGH            LOW
                                                        ----            ---
         First Quarter 1998                           $ 6.00         $ 4.63
         Second Quarter 1998                            8.00           5.38
         Third Quarter 1998                             6.63           5.88
         Fourth Quarter 1998                            8.13           5.63

         First Quarter 1999                             7.75           6.50
         Second Quarter 1999                            7.75           6.75
         Third Quarter 1999                             7.44           6.25
         Fourth Quarter 1999                            7.25           5.94

         First Quarter 2000                             7.00           5.88
         Second Quarter 2000 (through June 20, 2000)    8.00           5.88

         The high and low bid prices in the table reflect interdealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

         There is no trading market for the redeemable preference shares, which are only issued to or purchased by long-term employees of our company and which must be held by these employees for a period of four years before they may be sold.

ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

         Our company is not subject to any governmental laws, decrees or regulations in the Cayman Islands which restrict the export or import of capital, or that affect the remittance of dividends, interest or other payments to non-resident holders of our securities. The Cayman Islands does not impose any limitations on the right of non-resident owners to hold or vote the ordinary shares. There are no exchange control restrictions in the Cayman Islands.

        In accordance with the terms of our license, the Cayman Islands' government has the right to approve, in advance, any transfer of the ordinary shares which increases the holdings of any shareholder who already owns more than 5% of the issued share capital of the Company or any transfer which would increase the ownership of any existing or new shareholder above 5%. In accordance with our Articles of Association, all share transfers are subject to the approval of the Board of Directors at their sole discretion. To date, the Board of Directors has never exercised the right to decline to register a transfer. This provision has been incorporated into the our Articles of Association in order to ensure that the Board of Directors is not put into a position where it is legally obligated to register a transfer which would cause our company to be in breach of the License. Although not intended as such, this provision may discourage or prevent a change in control of our company by merger or otherwise.

ITEM 7.  TAXATION

         The Cayman Islands presently impose no taxes on profit, income, capital gains, or appreciations of our company and no taxes are currently imposed in the Cayman Islands on profit, income, capital gains, or appreciations of the holders of our securities or in the nature of estate duty, inheritance, or capital transfer tax. There is no income tax treaty between the United States and the Cayman Islands.

         A major source of revenue to the Cayman Islands government is a 7.5% or 9% stamp tax, depending on location, on the transfer of ownership of land in the Cayman Islands. To prevent stamp tax avoidance by transfer of the ownership of the shares of a company which owns land in the Cayman Islands (as opposed to transfer of the land itself), The Land Holding Companies (Share Transfer Tax) Law was passed in 1976. The effect of this law is to charge a company which owns land or an interest in land in the Cayman Islands a 7.5% tax on the value of its land or interest in land attributable to each share transferred. The stamp tax calculation does not take into account the proportion which the value of a company's Cayman land or interest bears to its total assets and whether the intention of the transfer is to transfer ownership of a part of a company's entire business or a part of its Cayman land or interest. We no longer require reimbursement of this tax from transferees as we have done in the past. We have asked the Cayman Islands government to exempt our company from the landholding companies which have to pay the tax on disposals of their shares. As of the date of this Annual Report, the Cayman Islands government has not ruled on our request.

ITEM 8.  SELECTED FINANCIAL DATA

INTERNATIONAL ACCOUNTING STANDARDS

       Set forth below is selected financial data based upon our financial statements which have been prepared in accordance with International Accounting Standards ("IAS"). The table contains information (expressed in US dollars) derived from our audited financial statements for the five-year period ended December 31, 1999. This selected financial data should be read in conjunction with the more detailed financial statements and related notes thereto contained elsewhere in this Annual Report. The audited financial statements for the years ended December 31, 1996 and 1995 and accountant's reports thereon are not included in this Annual Report.

                                                                           YEAR ENDED DECEMBER 31,
                                             -------------------------------------------------------------------------------
                                                 1999             1998            1997              1996            1995
                                             -----------      -----------      -----------      -----------      -----------
    STATEMENT OF INCOME DATA:
      Total Income ......................... $ 8,249,988      $ 8,187,714      $ 7,468,726      $ 6,365,207      $ 5,934,433
      Operating Income(1) ..................   1,946,599        1,656,996        1,345,640        1,138,174        1,268,044
      Net Income(1)(2)... ..................   1,946,599        1,656,996        1,247,754        1,138,174          868,044
    BALANCE SHEET DATA:
      Net Fixed Assets .....................  15,157,193       14,430,785       12,994,747       12,577,672       12,187,895
      Current Assets .......................   1,676,439        1,556,201        2,124,625        1,967,342        1,240,322
      Total Assets .........................  16,850,076       16,005,118       15,139,192       14,676,450       13,570,230
      Current Liabilities ..................   2,306,079        1,515,971        1,499,865        1,371,345        2,661,795
    LONG TERM LIABILITIES:
      Long term debt obligation ............   1,926,786          470,112        1,769,746        1,963,372        2,137,490
      Long term purchase obligation ........                      320,141        1,256,275        1,692,011        2,127,748
      Security deposit .....................      42,482           42,482           42,482           42,482           42,482
      Advances in aid of construction ......      45,084           49,584           85,752          105,086          134,999
    STOCKHOLDERS' EQUITY(3).................  12,529,645       11,606,828       10,485,072        9,502,154        6,465,716
    BASIC EARNINGS PER SHARE ...............        0.64             0.54             0.42             0.41             0.38
    DIVIDENDS DECLARED PER SHARE............        0.20             0.19             0.13             0.11             0.10
    BASED ON NUMBER OF SHARES ..............   3,044,293        3,055,845        2,986,216        2,760,693        2,216,889
    DILUTED EARNINGS PER SHARE .............        0.61             0.52             0.40             0.38             0.37
    BASED ON WEIGHTED NUMBER OF SHARES .....   3,188,048        3,191,583        3,136,574        2,984,945        2,339,543


(1) Operating Income represents net income from operations before an exceptional item of $400,000 in 1995 and $97,886 in 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year Ended December 31, 1998 Compared to Year Ended December 31, 1997".

(2) Under US GAAP, compensation costs in stock option, purchase and award plans are recognized as an expense over the periods in which the employee performs services. Compensation costs are generally calculated as the difference between fair value of shares of stock at the option's grant date and consideration received. Therefore, under US GAAP, we would have been required to recognize stock option compensation expense of $260,994,$205,063 and $135,352 for the fiscal years ended 1999, 1998 and 1997 respectively. Under US GAAP, Statement of Position 98-5 "Reporting on the Costs of Start-Up Activities" requires start up costs to be expensed as incurred rather than deferred as currently allowed by IAS. Therefore, under US GAAP, we would have been required to recognize start-up costs of $115,888, $0 and $0 for the fiscal years ended 1999, 1998 and 1997, respectively. Consequently, net income under US GAAP would have been $1,569,717, $1,451,933 and $1,112,402 for the fiscal years ended 1999, 1998 and 1997, respectively.

(3) Stockholders' equity under US GAAP would have been $11,778,299, $10,993,391 and $10,128,822 for the fiscal years ended 1999, 1998 and 1997, respectively. This differs with stockholders' equity under IAS due to (i) recognition of stock option compensation expenses; (ii) expensing of previously deferred start-up costs; (iii) reversal of recognition of unrealized capital gains; and (iv) reversal of certain dividends payable.

U.S. GAAP

      Set forth below is the selected financial data prepared in accordance with generally accepted accounting principles followed in the United States ("US GAAP"). Please refer to Note 20 of the financial statements contained elsewhere in this Annual Report for a summary of the differences between financial statements prepared in accordance with IAS and financial statements prepared in accordance with US GAAP. Under US GAAP, stockholders' equity would be $11,778,299, $10,933,391 and $10,128,822 for the fiscal years ended 1999, 1998 and 1997, respectively due to: (i) the recognition of stock option compensation expense and start-up costs referred to in footnote 2 above; (ii) the reversal of certain dividends payable; and (iii) the reversal of recognition of unrealized capital gains.

                                                                          YEAR ENDED DECEMBER 31,
                                                              ------------------------------------------
                                                                 1999            1998            1997
                                                              ----------      ----------      ----------
                  STATEMENT OF INCOME DATA:
                    Total Income .......................       8,249,988       8,187,714       7,468,726
                    Net Income .........................       1,569,717       1,451,933       1,112,402
                  BALANCE SHEET DATA:
                  Net Fixed Assets .....................      14,738,438      14,127,918      12,691,880
                    Current Assets .....................       1,676,439       1,556,201       2,124,625
                    Total Assets .......................      16,431,321      15,702,251      14,836,325
                    Current Liabilities ................       2,638,670       1,826,541       1,553,248
                  LONG TERM LIABILITIES:
                    Long Term Debt Obligation ..........       1,926,786       2,470,112       1,769,746
                    Long Term Purchase Obligation ......              --         320,141       1,256,275
                    Security Deposit ...................          42,482          42,482          42,482
                    Advances in aid of construction ....          45,084          49,584          85,752
                  Stockholders' Equity .................      11,778,299      10,933,391      10,128,822
                  BASIC EARNINGS PER SHARE .............            0.51            0.47            0.37
                  DIVIDENDS DECLARED PER SHARE..........            0.20            0.19            0.13
                  DILUTED EARNINGS PER SHARE ...........            0.49            0.45            0.35


ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

         Our objective is to provide water services in areas where the supply of potable water is scarce and where the use of reverse osmosis technology to produce potable water is economically feasible. We have been operating our business on Grand Cayman Island since 1973 and have been using reverse osmosis technology to convert seawater to potable water since 1989. There is no natural supply of fresh water on the Cayman Islands. We are currently in discussions with government officials and private owners in North and South Bimini, Bahamas and Belize to operate reverse osmosis plants and provide potable water to these geographical areas.

         For the year ended December 31, 1999, our net income increased by approximately 17% to $1,946,599. There are no income taxes in the Cayman Islands. In October 1999, we doubled our dividend to ordinary shareholders from $0.16 per share to $0.32 per year, payable on a quarterly basis. As of February 29, 2000, our board of directors has established a policy that our company will maintain a dividend pay-out ratio in the range of 50% to 60% of net income. This policy is subject to modification by our board of directors. We expect to continue increasing our dividend as our earnings grow.

         We currently operate under an exclusive license from the Cayman Islands government to provide potable water in Seven Mile Beach and West Bay, Grand Cayman Island. We obtain water from two reverse osmosis plants on Grand Cayman, which together are capable of producing 1.8 million U.S. gallons per day, or approximately 657 million U.S. gallons per year. We own our reverse osmosis plants and substantially all of the 63-miles of our underground distribution infrastructure. For the year ended December 31, 1999, we supplied 401 million U.S. gallons of water to hotels, residential customers, condominiums, other commercial customers and government facilities.

         Considerable development is taking place on Grand Cayman Island, and particularly in our licensed areas, to accommodate both the growing local population and increased tourism. Because our license requires us to supply water to developments in our licensed area, the planning department of the Cayman Islands government routinely advises us of proposed developments in our licensed area. This advance notice allows us to manage our production capacity to meet anticipated demand. We believe that we have or have contracted for a sufficient supply of water to meet the foreseeable future demand.

         We installed our first reverse osmosis plant in December 1989 at Governor's Harbour, located in the Seven Mile Beach area, through a water purchase agreement with Ocean Conversion (Cayman) Ltd. Under the agreement, Ocean Conversion operates the plant, and we must purchase a minimum volume of water from Ocean Conversion. In addition, Ocean

Conversion has to provide to us additional volumes of water upon demand up to a fixed level, and any excess on a best efforts basis. The agreement requires a plant capacity of 1.1 million U.S. gallons per day, which is the maximum capacity of the plant. We make installment payments to Ocean Conversion against the cost of the plant as part of the purchase price of the water provided to us by them. As of March 31, 2000, the remaining installment payments owed to Ocean Conversion totaled $234,065, and are scheduled to be completed by December 31, 2000. The agreement expires on December 31, 2004, at which time we will have fulfilled our obligations under the agreement and we will be the sole owner and sole operator of the plant. Upon expiration of our agreement with Ocean Conversion, we expect that our operating costs at Governor's Harbour will decrease significantly.

         In 1995, we installed our second reverse osmosis seawater conversion plant, this one at our West Bay site, and entered into a water purchase agreement with United States Filter Corporation. Under this agreement, United States Filter Corporation operated and maintained the plant until November 1998, when we paid off the balance due for the plant and terminated the water purchase agreement. We now own and are responsible for operation and maintenance of the West Bay plant. This plant is capable of producing 710,000 U.S. gallons per day of potable water.

OUR OPERATIONS UNDER THE LICENSE

         The Cayman Islands government issued us an exclusive operational license under The Water (Production and Supply) Law of 1979. The license gives us the exclusive right to process potable water from seawater and then sell and distribute that water by pipeline to Seven Mile Beach and West Bay, Grand Cayman Island. The original twenty-year license was renegotiated in 1990 and extended to expand our service area to include West Bay. The license terminates, unless further renewed, on July 11, 2010.

         Two years prior to the expiration of the license, we have the right to negotiate with the government to extend the license for an additional term. Unless we are in default under the license, the government may not grant a license to any other party without first offering the license to us on terms that are no less favorable than those which the government offers to a third party.

         We must provide, within our licensed area, any requested piped water service which, in the opinion of the executive council of the Cayman Islands government, is commercially feasible. Where supply is not considered commercially feasible, we may require the potential customer to contribute toward the capital costs of pipe laying. We then repay these contributions to the customer, without interest, by way of a discount of 10% on future billings for water sales until this indebtedness has been repaid. We have been installing additional pipeline when we consider it to be commercially feasible, and the Cayman Islands government has never objected to our determination regarding commercial feasibility.

         Under the license, we pay a royalty to the government of 7.5% of our gross potable water sales revenue. The base selling price of water under the license presently varies between $18.32 and $21.98 per 1,000 U.S. gallons, depending upon the type and location of the customer and the monthly volume of water purchased. The license provides for an automatic adjustment for inflation on an annual basis, subject to temporary limited exceptions, and an automatic adjustment for the cost of electricity on a monthly basis. The government reviews and approves the calculations of the price adjustments for inflation and electricity costs.

         If we want to increase our prices for any reason other than inflation, we have to request prior approval of the executive council of the Cayman Islands government. If the parties fail to agree, the matter is referred to arbitration. The last price increase that we requested, other than automatic inflation adjustments since 1990, was granted in full in June 1985.

RESIDENTIAL AND COMMERCIAL OPERATIONS

         We enter into standard contracts with hotels, condominiums and other properties located in our licensed area to provide potable water to such properties. We currently have agreements on differing terms and rates to supply potable water to the 309-room Marriott Hotel and the 343- room Westin Hotel, and to supply non-potable water to the SafeHaven Golf Course. We intend to enter into standard contracts with four new hotel developments consisting of an aggregate of approximately 540 additional rooms scheduled to open in 2000. We bill on a monthly basis based on meter readings. Receivables are typically collected within 30 or 35 days after the billing date and receivables not collected within 45 days subject the customer to disconnection from our water service. In 1999, we collected 99.9% of our receivables. Customers who have had their service disconnected must pay re-connection charges.

         In the Seven Mile Beach area, our primary customers are the hotels and condominium complexes which serve the tourists. In the West Bay area, our primary customers are residential homes. Occasionally, we also supply to, or buy from, on an as-needed basis, the Water Authority-Cayman, which serves the business district of George Town and other parts of Grand Cayman Island.

WASTEWATER SERVICES

         We began providing sewerage services on Grand Cayman in 1973. The Cayman Islands government, through Water Authority-Cayman, constructed a public sewerage system in part of the Seven Mile Beach area where Governor's Harbour is located. On September 1, 1988, Water Authority-Cayman began processing sewage delivered by our pipelines and lift stations in that area. We stopped our processing of sewage on that date. Water Authority-Cayman currently directly bills our former sewerage customers for its services. We have advised Water Authority-Cayman that on December 31, 2000 we will formally transfer ownership of the sewerage system operations to the Governor's Harbour Homeowners' Association.

DEMAND FOR WATER IN THE CAYMAN ISLANDS

         In the past, demand on our pipeline distribution has varied throughout the year. However, an increase in year-round tourism in recent years has created more uniform demand for water throughout the year. Demand depends upon the number of tourists visiting the Cayman Islands and the amount of rainfall during any particular time of the year. Traditionally the highest demand arises in the first two quarters of the calendar year which corresponds with the high tourist season and the lowest demand arises in the third quarter of the year which corresponds with the period with the most rainfall and the least amount of tourist arrivals. In general, 75% of tourists come from the United States. Our operating results in any particular quarter are not indicative of the results to be expected for the full fiscal year. The table below lists the total volume of water we supplied on a quarterly basis for the years ended December 31, 1999, 1998, 1997 and 1996 to all our customers.

                                    1999         1998         1997         1996
                                   -------      -------      -------      -------
                                           (in thousands of U.S. gallons)
         First Quarter ......      107,031      109,255      100,853       85,998

         Second Quarter .....      113,007      108,334       98,473       86,559

         Third Quarter ......       90,888       90,950       87,483       81,241

         Fourth Quarter .....       90,421       92,011       89,941       74,666
                                   -------      -------      -------      -------
                   Total ....      401,347      400,550      376,750      328,464
                                   =======      =======      =======      =======

RECENT DEVELOPMENTS

         During the first quarter of this year, several new developments were completed in our exclusive service area. These developments include a 132-room Sunshine Suites Hotel, a 100-room Comfort Suites Hotel and Phase I, consisting of 76 suites, of the 152-suite Grand Caymanian Beach Club time-share resort. For the three months ended March 31, 2000, water pumped through our distribution system to customers increased by approximately 7.5% compared with the same period in 1999. Our total income increased by 23.8% from $2,160,000 to $2,680,000 for the three-month periods ended March 31, 1999 and 2000, respectively. Our net income for the same periods increased by 23% from $609,000 to $749,000.

         On June 27, 2000, we entered into a stock purchase agreement to purchase all of the issued and outstanding capital stock of a company organized under the laws of Belize. This company owns an existing reverse osmosis plant in Belize, which we will acquire upon closing of this transaction. Although we paid a deposit to the seller, the closing of the transaction is subject to approval by the appropriate governmental authorities in Belize, including the Water and Sewerage Authority, as well as certain other conditions precedent to closing. The closing date is currently scheduled for July 21, 2000, although it may be re-scheduled by mutual agreement of the parties. Our deposit will be returned to us if the appropriate government authorities do not approve the transaction before the closing date or certain other closing conditions are not satisfied.

TOTAL INCOME

         Our total income includes pipeline sales income, other income and interest income. Pipeline sales income derives from water sales to our customers and to Water Authority-Cayman. Other income consists of monthly meter rental charges, sales of water to trucks which deliver to customers not connected to our pipeline, connection charges for new customers and re-connection charges for delinquent accounts. In April 1999, we settled a dispute with the owner of the Hyatt Hotel and the developer of the Britannia development, who supplied water to the Hyatt Hotel, a hotel located within our Seven Mile Beach license area. Accordingly, other income also consists of settlement fee payments for the supply of water to the Britannia development by the Hyatt Hotel, which has its own water production facility. Interest income relates to interest derived from excess cash balances placed on term deposit.

EXPENSES

         Expenses include direct production expenses and our indirect, or general and administrative expenses. Direct production expenses include royalty payments to the Cayman Islands government, electricity and chemical expenses, payments to Ocean Conversion relating to operation of the Governor's Harbour plant, production equipment and facility depreciation costs, equipment maintenance and expenses and operational staff costs. Indirect, or general and administrative expenses, consist primarily of salaries and employee benefits for personnel, administrative office lease payments, legal and professional expenses and financing costs. There are no income taxes in the Cayman Islands.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998.

TOTAL INCOME

         Total income increased by 1% from $8,187,714 to $8,249,988 for the years ended December 31, 1998 and 1999, respectively. Total income increased despite the closure of two hotels in May and August 1998 consisting of a total of 350 rooms in the Seven Mile Beach area. The decline in available hotel rooms, in addition to year 2000 concerns over the Christmas 1999 period, contributed to a corresponding decrease in tourist arrivals during the year. In addition, our automatic inflation adjustment led to a slight decrease in prices for most of our customers in the West Bay and Seven Mile Beach areas. The decline in pipeline sales in the Seven Mile Beach area, however, was more than offset by an increase in sales volume to new West Bay customers and new revenues from the Britannia settlement. Total pipeline sales in the Seven Mile Beach area decreased by 3% from $5,391,455 to $5,231,465 for the years ended December 31, 1998 and 1999, respectively. Total pipeline sales in the West Bay area increased by 15% from $1,960,392 to $2,248,931 for the years ended December 31,1998 and 1999, respectively.

EXPENSES

         Direct expenses decreased by 9% from $5,095,373 to $4,624,422 for the years ended December 31, 1998 and 1999, respectively. Direct expenses decreased primarily due to the termination of the United States Filter contract, which immediately decreased costs at the West Bay plant. As a percentage of total income, direct expenses decreased from 62% of total income to 56% for the years ended December 31, 1998 and 1999, respectively.

         Indirect expenses increased by 17% from $1,435,345 to $1,678,967 for the years ended December 31, 1998 and 1999, respectively, primarily due to substantial legal costs incurred in the first quarter of 1999. These legal costs principally relate to the final settlement of the Britannia development lawsuit in April 1999. All legal costs were expensed as incurred. Other indirect costs, such as executive and administrative staff costs, rent and utilities, increased in line with inflation. As a percentage of total income, indirect expenses increased from 18% of total income to 20% of total income for the years ended December 31, 1998 and 1999, respectively.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997.

TOTAL INCOME

         Total income increased by 9.6% from $7,468,726 to $8,187,714 for the years ended December 31, 1997 and 1998, respectively. Total income increased primarily as a result of increased pipeline sales volume in both the Seven Mile Beach and West Bay areas, which reflected an increase in tourist arrivals and additional new residential customers. Our automatic inflation adjustment led to a slight increase in prices for most of our customers in the West Bay and Seven Mile Beach areas. Total pipeline sales in the Seven Mile Beach area increased by 7% from $5,019,010 to $5,391,455 for the years ended December 31, 1997 and 1998, respectively. Total pipeline sales in the West Bay area increased by 18% from $1,666,854 to $1,960,392 for the years ended December 31, 1997 and 1998, respectively. In addition, in the first quarter of 1998, sales to Water Authority-Cayman were $120,146 in 1998 compared to $16,508 in 1997.

EXPENSES

         Direct expenses increased by 6% from $4,806,552 to $5,095,373 for the years ended December 31, 1997 and 1998, respectively, primarily due to severance payments related to the closure of our vapor compression plant. Cost and operating efficiencies of our reverse osmosis plants caused us to complete the closing of our vapor compression plants in 1998. As a percentage of total income, direct expenses decreased from 64% of total income to 62% for the years ended December 31, 1997 and 1998, respectively.

         Indirect expenses increased by 9% from $1,316,534 to $1,435,345 for the years ended December 31, 1997 and 1998, respectively. Indirect expenses increased due to significant legal and professional costs in connection with the Britannia development dispute and other non-recurring matters such as the cost of establishing our option deed. As a percentage of total income, indirect expenses remained consistent at 18% of total income for the years ended December 31, 1997 and 1998, respectively.

LIQUIDITY AND CAPITAL RESOURCES

OVERVIEW

         We generate cash from our plant operations at West Bay and Seven Mile Beach, from the sale of our shares and our two bank loans. Cash flow from operating activities was provided by our plant operations, and is impacted by operating and maintenance expenses, the timeliness and adequacy of rate increases, excluding automatic adjustments to our rates for inflation and electricity costs, and various factors affecting tourism in the Cayman Islands, such as weather conditions and the economy. We use cash to fund our operations in the Cayman Islands, to make payments under our operating agreement with Ocean Conversion for our Governor's Harbour plant, to expand our infrastructure, to pay dividends, to repay principal on our loans and to repurchase our shares when appropriate.

OPERATING ACTIVITIES

         Cash from operating activities in 1999 was $2,717,605, compared to $2,570,558 in 1998. This increase was primarily due to an increase in net income from operations. We expect cash from operating activities to increase in 2000 as we begin to generate customer revenues from four new hotels scheduled to open in our Seven Mile Beach license area in 2000. The construction of these new hotels is scheduled to be completed in 2000.

INVESTING ACTIVITIES

         Cash used in investing activities in 1999 was $1,541,448, compared to $2,184,783 in 1998. In November 1998, we terminated our water purchase agreement with United States Filter Corporation and fully repaid our capital lease obligations at a total cost of $1,027,567. In 1999, investing activities consisted primarily of purchase of property, plant and equipment. As of December 31, 1997, the remaining book value of the vapor compression equipment previously used by our company was written down to zero, and this amount was recorded as an exceptional item in the 1997 Statement of Income and Retained Earnings. Efforts to dispose of the remaining equipment either intact or for scrap were completed in 1998. Amounts raised from this process were not material.

FINANCING ACTIVITIES

         Cash used in financing activities in 1999 was $1,995,718, compared to $725,008 in 1998. On December 3, 1998, our shareholders approved a share repurchase program. As of December 31, 1999, we had repurchased 110,752 ordinary shares at an average cost of $7.44 per share, and on January 6, 2000 we repurchased 79,100 shares at $6.25 per share from a shareholder whose assets were being liquidated. As of October 26, 1999, we suspended the open-market repurchase of our shares.

         Our West Bay and Governor's Harbour plants were financed by an increase in our long-term purchase obligation. We financed the expansion of the water distribution system in the West Bay area with a $2,500,000 loan issued by the European Investment Bank and our existing credit facility with the Royal Bank of Canada. The interest rate on the European Investment Bank loan is the bank's prevailing lending rate at the time of draw-down less a subsidy of 4%. As of the date of this Annual Report, $1,568,126 is outstanding under the European Investment Bank loan. The total lending facility from the Royal Bank of Canada comprises a revolving line of credit with a limit of $1,500,000 and term loans with a limit of $4,000,000. As of December 31, 2000, a term loan of $1,000,000 has been drawn down and is being repaid over a five-year period. We made an accelerated payment of $200,000 against this loan in 1999 using excess operating cash flow. The Royal Bank of Canada lending facility and the European Investment Bank loan are secured by all of our land and other assets. We expect to use the proceeds of this offering to pay down outstanding amounts under the Royal Bank of Canada facility.

         In 1999 we declared three quarterly dividends of $.04 per share per quarter and a dividend of $.08 per share for the final quarter, compared to $0.07 per share declared in the first quarter of 1998 and three quarterly dividends of $.04 per share per quarter in the last three quarters of 1998.

PUBLIC OFFERING OF ORDINARY SHARES

         In June 2000, we completed a public offering of 773,000 ordinary shares at a per share price of $7.50. After deducting underwriting commissions and other offering expenses, our net proceeds from the offering were approximately $5,050,000. We intend to use the proceeds from this offering to retire approximately $2.1 million of existing debt, for implementation of our growth strategy and for capital expenditures and general corporate purposes.

IMPACT OF INFLATION

         There has been little variation in the consumer price index for the Cayman Islands in the past five years, ranging between 155 and 180, based on a base point of 100 in September 1984. We believe that the impact of inflation and changing prices on our net income will not be material. In addition, under the terms of the license, there is an automatic price adjustment for inflation on an annual basis, subject to temporary exceptions.

EXCHANGE RATE

         The official exchange rate for conversion of Cayman Islands Dollars into United States Dollars has been fixed since 1974 at US$1.00 to CI$.83.

IMPACT OF RECENT ACCOUNTING PRONOUNCEMENTS

         We will be subject to the following changes in International Accounting Standards which will become effective for the year ending December 31, 2000.

         Revised IAS 10 contains new guidelines regarding recognition of post-balance sheet events, including dividends. We have not yet adopted revised IAS 10 and it is not expected to have any effect on our financial statements.

         IAS 37 specifies criteria for recognition of provisions, contingent liabilities and contingent losses. It contains guidelines for determining when an enterprise that has a present legal or constructive obligation as a result of past events should recognize a provision. We have not yet adopted IAS 37 and it is not expected to have any effect on our financial statements.

         IAS 38 specifies criteria for the recognition of intangible assets, such as internally generated intangible assets. We have not yet adopted IAS 38, but will have to do so for the fiscal year ending December 31, 2000. IAS 38 will have a significant effect on our financial statements for the fiscal year ending December 31, 2000 due to a required expensing of $115,888 for organizational costs, which do not qualify as an intangible asset under IAS 38.

         We will be subject to the following changes in International Accounting Standards which will become effective for the year ending December 31, 2001.

         IAS 39 requires all financial assets and financial liabilities to be recognized on a company's balance sheet, including all derivatives. It increases the use of fair value as a measurement of financial instruments, but does not require this in all cases. IAS 39 supplements the disclosure requirements of IAS
32. We have not yet adopted IAS 39 and it is not expected to have any effect on our financial statements.

DIFFERENCES BETWEEN IAS AND U.S. GAAP

         Our financial statements are prepared in accordance with International Accounting Standards, referred to as IAS. IAS differs from U.S. generally accepted accounting principles, referred to as U.S.GAAP. There are four major ways in which these differences impact the financial statements of our company. The major differences involve asset treatment of land, treatment of dividends payable, fixed asset impairment, and the recognition of stock option compensation expense. Of these differences, stock option compensation expense most significantly affects the net income in our historical financial statements. Compensation costs are generally calculated as the difference between fair value of shares of stock at the option grant date and consideration received. Under IAS, stock options, option purchase and award plans are recognized when effected, whereas in U.S. GAAP, they are recognized as an expense over the periods in which the employee performs services. Under U.S. GAAP, we would have been required to recognize stock option compensation expense of $260,994, $205,063, $135,352, $176,542 and $423,584 for the fiscal years ended December 31, 1999, 1998, 1997, 1996 and 1995, respectively. Correspondingly, under U.S. GAAP, stockholders' equity would be $11,778,229, $10,933,391, $10,128,822, $8,595,315 and $5,676,189 for the fiscal years ended
December 31, 1999, 1998, 1997, 1996 and 1995, respectively. We expect that any future adjustment due to stock option compensation expense will be immaterial because we have amended the employment agreements with Jeffrey Parker and Peter Ribbins so that the exercise price of any future stock options issued to these persons will be at the prevailing market price. The notes to our financial statements included in this Annual Report contain a discussion of recent U.S. GAAP Accounting Pronouncements.

         In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements", or SAB 101. Among other things, SAB 101 discusses the SEC staff's view on accounting for connection fees received from customers. We are currently evaluating the impact of SAB 101 on the accounting for connection fees income. Should we determine that a change is necessary, such a change will be made effective January 1, 2000 and would result in a charge to results of operations for the cumulative effect of the change. This amount, if recognized, would be recorded as deferred revenue and recognized as revenue in future periods. Prior financial statements would not be restated.

FORWARD-LOOKING STATEMENTS

         We discuss in this Annual Report and in documents which we have incorporated into this Annual Report by reference matters which are not historical facts, but which are "forward-looking statements." We intend these forward looking statements to qualify for safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, our future plans, objectives, expectations and events, assumptions and estimates about our company and our industry in general.

         The forward-looking statements in this Annual Report reflect what we currently anticipate will happen. What actually happens could differ materially from what we currently anticipate will happen. We are not promising to make any public announcement when we think forward looking statements in this Annual Report are no longer accurate whether as a result of new information, what actually happens in the future or for any other reason.

         Important matters that may affect what will actually happen include, but are not limited to, tourism in the Cayman Islands, scheduled new construction within our licensed area, the U.S. and Cayman Islands economies, regulatory matters, weather conditions in the Cayman Islands, availability of capital for expansion of our operations, and other factors described in the "RISK FACTORS" section below as well as elsewhere in this Annual Report.

RISK FACTORS

         We have described for you below some risks which may materially and adversely affect our business, financial condition or results of operations.

         WE RELY ON AN EXCLUSIVE LICENSE IN THE CAYMAN ISLANDS WHICH MAY NOT BE RENEWED IN THE FUTURE AND UNDER WHICH WE MUST OBTAIN PRIOR APPROVAL FOR AN INCREASE IN OUR RATES FOR ANY REASON OTHER THAN INFLATION. We presently operate as a public water utility under an exclusive license originally issued to us in December 1979 by the government of the Cayman Islands. We own our production infrastructure and substantially all of our distribution infrastructure.

          Our license expires on July 11, 2010. If we are not in default of any terms of the license, we have a right of first refusal to renew the license on terms that are no less favorable than those which the government offers to a third party. Nevertheless, we cannot assure you that the government will renew our license or that we will be able to negotiate a new license on satisfactory terms.

          Under our license, we must obtain prior approval from the Cayman Islands government to increase our rates for any reason other than inflation. Our ability to raise our rates is limited by this requirement, including potential delays and costs involved in obtaining government approval for a rate increase.

         OUR BUSINESS IS AFFECTED BY TOURISM, WEATHER CONDITIONS, THE CAYMAN ISLANDS ECONOMY AND THE U.S. ECONOMY. Tourist arrivals and weather conditions on the Cayman Islands impact the demand for our water. Normally, the highest demand is in the first two quarters of each calendar year, which corresponds with the high tourist season. Lowest demand for water arises in the third quarter of each calendar year, which corresponds with the period with the most rainfall and the least tourist arrivals. Approximately 75% of tourists to the Cayman Islands come from the U.S. In addition, development activity in the Cayman Islands often decreases during downturns in the U.S. economy, which is tracked by the Cayman Islands economy. Accordingly, a significant downturn in tourist arrivals to the Cayman Islands or in the U.S. economy for any reason would be detrimental to our revenues and operating results. As a result of the seasonal nature of our operations, the revenues and profitability we achieve in any one quarter is not indicative of our expected profitability for a full fiscal year.

         WE MAY HAVE DIFFICULTY ACCOMPLISHING OUR GROWTH STRATEGY WITHIN AND OUTSIDE OF THE CAYMAN ISLANDS. Even though we have an exclusive license for our present service area, our ability to expand our service area in the Cayman Islands is limited at the discretion of the Cayman Islands government.

         Further, part of our long-term growth strategy is to expand our water supply and distribution operations to locations outside the Cayman Islands, such as the Bahamas. Our expansion into new locations depends on our ability to identify suitable new service territories and to obtain necessary permits and licenses to operate in these territories.

         Although we believe that we have sufficient capital to satisfy our capital requirements for expansion in the Cayman Islands for the next twelve months, we will need additional financing to further expand our operations elsewhere. We cannot make any assurances to you that we will be able to obtain the additional financing which we may need to expand our operations on satisfactory terms, if at all.

         Our expansion to territories outside the Cayman Islands includes significant risks, including, but not limited to, the following:

         o regulatory risks, including government relations difficulties, local regulations and currency controls;

         o risks related to operating in foreign countries, including political instability, reliance on local economies, environmental or geographical problems, shortages of materials and skilled labor; and

         o risks related to development of new operations, including assessing the demand for water, engineering difficulties and inability to begin operations as scheduled.

         If our expansion plans are successful, we may have difficulties in managing our growth outside the Cayman Islands, which are currently the center of our operations. Expanding our operations to areas outside the Cayman Islands will require us to hire and train new personnel, expand our management information systems and control our operating expenses. We cannot currently estimate the costs required or assure you that any new operations outside the Cayman Islands will attain or maintain profitability or that the results from these new operations will not negatively impact our overall profitability.

         OUR OPERATIONS IN THE CARIBBEAN COULD BE HARMED BY HURRICANES. The Cayman Islands, like the rest of the Caribbean, are susceptible to damage from hurricanes. A significant hurricane could cause major damage to our equipment and properties and the properties of our customers, including the large tourist properties in the Seven Mile Beach area. This would result in decreased revenues from water sales until the damaged equipment and properties are repaired and the tourism industry returned to the status quo before the hurricane.

         WE ARE NOT FULLY INSURED AGAINST HURRICANE DAMAGE. The Cayman Islands have been directly hit by one hurricane since we began operations in 1973, and the damage to our properties and equipment was minimal. We are not fully insured on our underground water distribution system or the Governor's Harbour reservoirs which are constructed from earthen berms, although we are fully insured on all of our other above-ground property and equipment including our reverse osmosis equipment, machinery, other equipment, buildings and the West Bay reservoir tanks at their estimated replacement value. We will evaluate our needs and obtain the insurance coverage that we believe is necessary for any new operations outside the Cayman Islands. A severe hurricane which resulted in major damage to our properties and equipment could have a material adverse affect on our operating results.

         WE COULD BE NEGATIVELY AFFECTED BY POTENTIAL GOVERNMENT ACTIONS AND REGULATIONS. There is always a possibility that the government may issue legislation or adopt new regulations:

         o        restricting foreign ownership of our company;

         o providing for the expropriation of our assets by the government;

         o providing for nationalization of public utilities by the government;

         o        providing for different water quality standards;

         o resulting in unilateral changes to or renegotiation of our exclusive license; or

         o causing currency exchange fluctuations or devaluations or changes in tax laws.

         SERVICE OF PROCESS AND ENFORCEMENT OF LEGAL PROCEEDINGS AGAINST US IN THE UNITED STATES MAY BE DIFFICULT TO OBTAIN. Service of process on our company and our directors and officers, nine out of twelve of whom reside outside the United States, may be difficult to obtain within the United States. Also, since substantially all of our assets are located in the Cayman

Islands, any judgment obtained in the United States against us may not be collectible within the United States.

         Civil liabilities under the Securities Act of 1933 or the Securities Exchange Act of 1934 for original actions instituted outside the Cayman Islands may or may not be enforceable. There is no reciprocal enforcement of foreign judgments between the United States and the Cayman Islands, so foreign judgments originating from the United States are not directly enforceable in the Cayman Islands.

         A prevailing party in a United States proceeding against us or our officers or directors would have to initiate a new proceeding in the Cayman Islands using the United States judgment as evidence of the party's claim. Any action would have to overcome available defenses in the Cayman Islands courts, including, but not limited to:

         o lack of competent jurisdiction in the United States courts (including competent jurisdiction according to the rules of private international law currently in effect in the Cayman Islands);

         o lack of due service of process in the United States proceeding;

         o that United States judgments or their enforcement are contrary to the law, public policy, natural justice, security or sovereignty of the Cayman Islands;

         o that United States judgments were obtained by fraud or conflict with any other valid judgment in the same matter between the same parties; and

         o that proceedings between the same parties in the same matter were pending in a Cayman Islands court at the time the lawsuit was instituted in the United States court.

         A United States judgment awarding remedies unobtainable in any action in the courts of the Cayman Islands (for example, treble damages, which would probably be regarded as penalties), probably would not be enforceable under any circumstances.

         WE RELY HEAVILY ON THE EFFORTS OF SEVERAL KEY EMPLOYEES. Our success depends upon the abilities of our executive officers. In particular, the loss of the services of Jeffrey Parker, our Chairman and Chief Executive Officer, or Peter Ribbins, our President and Chief Operating Officer, at any time could be detrimental to our operations and our continued success. Although Messrs. Parker and Ribbins have entered into employment agreements extending until December 31, 2001 and August 19, 2000, respectively, which extend automatically every year for an additional one-year term, we cannot guarantee that Mr. Parker or Mr. Ribbins will continue to work for us during the term of their agreements. Also, none of our employees have entered into non-compete agreements with us.

         PROVISIONS IN OUR ARTICLES OF ASSOCIATION, REQUIREMENTS OF GOVERNMENT APPROVAL AND AN OPTION DEED ADOPTED BY OUR BOARD OF DIRECTORS MAY DISCOURAGE A CHANGE IN CONTROL OF OUR COMPANY AND MAY MAKE IT MORE DIFFICULT FOR YOU TO SELL YOUR ORDINARY SHARES. An issuance or transfer of a number of shares which (a) exceeds 5% of the issued shares of our company, or (b) would, upon registration, result in any shareholder owning more than 5% of the issued shares, requires the prior approval of the Cayman Islands government.

         It may be difficult for a shareholder to acquire more than 5% of our shares and be able to influence significantly our board of directors or obtain a controlling equity interest in our company and change our management and policies.

         Our articles of association include provisions which may discourage or prevent a change in control of our company. For instance, our board of directors consists of three groups. Each group serves a staggered term of three years before the directors in the group are up for re-election. Also, the board of directors may refuse to register any transfer of shares on our books. This provision of the articles of association ensures that the board of directors is not legally obligated to register a share transfer which would cause us to be in breach of the government license as discussed above. Our board of directors has never refused to approve the registration of the transfer of shares.

         We have also adopted an option deed, which is similar to a poison pill. The option deed will discourage a change in control of our company by causing substantial dilution to a person or group who attempts to acquire our company on terms not approved by the board of directors.

         As a result of these provisions which discourage or prevent an unfriendly or unapproved change in control of our company, you may not have an opportunity to sell your ordinary shares at a higher market price, which, at least temporarily, typically accompanies attempts to acquire control of a company through a tender offer, open market purchases or otherwise.

         WE ARE IN TECHNICAL BREACH OF THE TERMS OF OUR LICENSE. As stated above, our license requires that the Cayman Islands government approves in advance any issuance or transfer of ordinary shares which represents more than 5% of the issued shares, or which would increase the ownership of any shareholder above 5% of the issued shares of our company.

         More than 5% of our issued and outstanding shares are and in the future may be registered in the name of Cede and Co. Cede and Co. is the nominee for the Depository Trust Company, otherwise know as DTC, which is a clearing agency for shares held by participating banks and brokers. We are probably in breach of our license for failing to get prior approval for Cede and Co.'s shareholdings. We may be in breach of our license for failing to get prior approval for prior public and private offerings of our shares.

         We have advised the government of these potential technical breaches on numerous occasions and have requested that the government modify our license. As of the date of this

Annual Report, the government has not made any determination as to our request to modify the license. We cannot give you any assurances that the government will either modify the license or refrain from exercising its rights under the license with respect to our possible breach of this clause.

         In June 2000, we received a letter from an official of the Cayman Islands' government stating that a public offering which we completed in 1996 without government approval was a breach of our license. Our license requires the Cayman Islands government to give us notice of and an opportunity to cure a breach. We have been advised by our Cayman Islands' counsel that this letter does not constitute a formal "notice of breach" as contemplated in the license. If the government finds that we are in breach, we believe we could remedy this breach by electing that the shares no longer be DTC eligible. However, this election likely would adversely affect interest in our shares by banks, brokers, market makers, investors and other persons who wish to hold the shares in street name through DTC. This would impair the liquidity and market for our shares.

         If we cannot remedy a breach of our license, the government may appoint a person to operate our business on an interim basis. We may then apply to the government for reinstatement of our license. If the license is not reinstated, the government may appoint a new licensee to service the licensed area using all or a portion of our existing production and distribution systems. In this case, the government would have to compensate us for taking any of our assets, based upon the value of those assets as a unit of production excluding goodwill as determined by three appointed appraisers. No assurance can be given that the interim operator will manage the business successfully or that the price paid by the government would reflect the growth potential of our company. In addition, there can be no assurance that you would receive a cash dividend from such proceeds in the event of a government purchase.

         THERE MAY BE A RISK OF VARIATION IN CURRENCY EXCHANGE RATES. Although we report our results in United States dollars, the majority of our revenue is earned in Cayman Islands dollars. The Cayman Islands dollar is presently fixed at US$1=CI$0.83. The rate of exchange has been fixed since 1974. As a result, we do not hedge against any exchange rate risk associated with our reporting in United States dollars. However, if the fixed exchange rate becomes a floating exchange rate, our results of operations could be affected.

         SHARES ELIGIBLE FOR FUTURE SALE UNDER RULE 144 OF THE SECURITIES ACT MAY ADVERSELY AFFECT THE MARKET PRICE OF THE ORDINARY SHARES. As of June 20, 2000, there were 3,845,615 ordinary shares issued and outstanding. With the exception of ordinary shares held by officers, directors, ten percent shareholders and other affiliates of our company, all or substantially all of the shares may be immediately sold without registration under the Securities Act of 1933. These shares may be sold under Rule 144(k) or under the exemption provided by Section 4(1) of the Securities Act for transactions by any person other than an issuer, underwriter or dealer.

         In addition, the estimated 904,915 ordinary shares held by our affiliates are eligible for resale in compliance with Rule 144 of the Securities Act. Any substantial sale of the ordinary shares under Rule 144, or otherwise, may have an adverse effect on the market price of the ordinary shares.

ITEM 9A.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

          We do not currently transact business in any foreign countries and have not engaged in any currency hedging activities to date. We do not use derivative financial instruments for speculative trading purposes and to date have not been a party to any financial instruments or contracts that expose us to material market risk.

ITEM 10.  DIRECTORS AND OFFICERS OF REGISTRANT

OUR DIRECTORS AND EXECUTIVE OFFICERS

          Under our license with the Cayman Islands government, the Cayman Islands government must approve all of our executive officers and directors. This table lists information concerning our executive officers and directors:


Name                                                      Age          Position with Consolidated Water
-----                                                     ---          --------------------------------
Jeffrey M. Parker ......................................  55           Chairman of the Board of Directors
                                                                       and Chief Executive Officer
Peter D. Ribbins........................................  52           Director, President and Chief
                                                                       Operating Officer
Gregory S. McTaggart....................................  36           Vice President - Operations
Alexander S. Bodden.....................................  36           Vice President - Finance and
                                                                       Secretary
J. Bruce Bugg, Jr.......................................  45           Vice Chairman of the Board of
                                                                       Directors
Brian E. Butler.........................................  50           Director
Steven A. Carr..........................................  50           Director
Richard L. Finlay.......................................  41           Director
Clarence B. Flowers, Jr.................................  44           Director
Frederick W. McTaggart..................................  37           Director
Wilmer Pergande.........................................  60           Director
Raymond Whittaker.......................................  46           Director


         JEFFREY M. PARKER has been a director of our company since 1980, the Chairman of the Board since 1982 and Chief Executive Officer since 1994. In addition to serving as our Chief Executive Officer and Chairman of the Board, Mr. Parker is a Chartered Accountant and practices as Moore Stephens in the Cayman Islands, a member of Moore Stephens International Ltd. From 1993 to 1995, Mr. Parker served as a director of The International Desalination Association representing the Caribbean & Latin America. Mr. Parker received his ACA designation as a chartered accountant in England in 1967, and his FCA designation in 1977.

         PETER D. RIBBINS is our President and Chief Operating Officer and has served as a director since 1989. Mr. Ribbins joined our company in 1983 as its General Manager, a position he held until 1989 when he was appointed Managing Director. He was appointed President and Chief Operating Officer in 1994. Mr. Ribbins obtained his B.S. degree in Kinanthropology from the University of Ottawa, Canada in 1971.

         GREGORY S. MCTAGGART is our Vice President-Operations. Mr. McTaggart joined our company in January 1991 as our resident engineer and has served in his current capacity since October 1994. For three years before joining us, Mr. McTaggart worked for the Caribbean Utilities Company as a mechanical engineer. Mr. McTaggart obtained his B.S. degree in Mechanical Engineering from the Georgia Institute of Technology in 1986. Mr. McTaggart is the brother of Frederick W. McTaggart, a director of our company.

         ALEXANDER S. BODDEN is our Vice President-Finance and Secretary. Mr. Bodden joined our company in July 1993 as Financial Controller and was appointed Secretary in April 1994 and Vice President-Finance in October 1994. Before joining our company, Mr. Bodden worked with Price Waterhouse in the Audit and Business Services division. Mr. Bodden obtained his B.A. (Hons), in Accounting and Finance from the City of London University in 1985 and his ACA designation as a Chartered Accountant in England in 1990.

         J. BRUCE BUGG, JR. has been our Vice-Chairman of the Board since April 1998. Mr. Bugg is also and has been since 1997, the Chairman of the Board of Directors and Chief Executive Officer of Argyle Investment Co., the general partner of Argyle Partners Ltd., the sole general partner of Argyle/Cay-Water, Ltd. From 1996 to 1997, Mr. Bugg served as Vice Chairman of First Southwest Company and Chairman of its Investment Banking Group.

         BRIAN E. BUTLER has been a director of our company since 1983. Since 1977, Mr. Butler has been the principal of Columbus Developments Ltd., a property development company specializing in luxury resort projects in the Cayman Islands.

         STEVEN A. CARR has served as a director of our company since May 2000. Since 1994, Mr. Carr has been the President of Carr & Associates, a private investment firm located in Bryan, Texas. Before joining Carr & Associates, Mr. Carr held a variety of executive positions and participated in the ownership and management of a number of telecommunications ventures throughout the United States. Mr. Carr has served as an alternate director on our board of directors for his father, Hal N. Carr, since 1998. Mr. Carr is also currently a director of the First National Bank of Bryan. In addition to his business interests, Mr. Carr is an instructor at the College of Business Administration at Texas A&M University.

         RICHARD L. FINLAY has served as a director of our company since January 1995. Mr. Finlay is an attorney and partner with the Cayman Islands law firm of Charles Adams, Ritchie and Duckworth. Before joining this firm in 1993, he served as Director of Legal Studies of the

Cayman Islands Government from 1989 to 1992. From 1983 to 1989, Mr. Finlay was a partner with the Canadian law firm of Olive, Waller, Zinkhan and Waller. Mr. Finlay has served as the Cayman Islands' representative to the International Company and Commercial Law Review and is a former editor of the Cayman Islands Law Bulletin.

         CLARENCE B. FLOWERS, JR. has been a director of our company since 1991. Mr. Flowers is and has been since 1985, the principal of Orchid Development Company, a real estate developer in the Cayman Islands. Mr. Flowers also serves as a director of C.L. Flowers & Son, which is the largest manufacturer of concrete blocks in the Cayman Islands.

         FREDERICK W. MCTAGGART has been a director of our company since 1998. Mr. McTaggart is and has been since 1994, the Director of the Water Authority-Cayman, the government-owned water utility serving certain areas of the Cayman Islands.

         WILMER PERGANDE has been a director of our company since 1978. Mr. Pergande is the Vice-President of Special Projects of Osmonics, Inc. of Minnetonka, Minnesota, a publicly traded company and the third largest water treatment company in North America. Before joining Osmonics, Mr. Pergande was the Chief Executive Officer of Licon International, Inc., a publicly traded manufacturer of liquid processing equipment. Previously, Mr. Pergande held several executive positions with Mechanical Equipment Company, Inc., a manufacturer of seawater conversion equipment.

         RAYMOND WHITTAKER has served as a director of our company since November 1988. Mr. Whittaker is and has been since 1984, the Managing Director of TransOcean Bank & Trust, Ltd., a bank and trust company located in the Cayman Islands and a subsidiary of Johnson International, Inc., a bank holding company located in Racine, Wisconsin.

COMPOSITION OF THE BOARD OF DIRECTORS

         The board of directors is organized into three groups. Each group holds office for a three year periods and re-election of the board members is staggered so that two-thirds of the board members are not subject to re-election in any given year. The groups are organized alphabetically as follows:

          Group 1              Group 2                       Group 3
          -------              -------                       -------
          J. Bruce Bugg        Richard Finlay                Wilmer Pergande
          Brian Butler         Clarence Flowers, Jr          Peter D. Ribbins
          Steven A. Carr       Frederick McTaggart           Raymond Whittaker
                               Jeffrey M. Parker

         Group 2 was re-elected at our annual shareholders' meeting in May 2000. Group 1 will be proposed for re-election in 2001 and then Group 3 in 2002. Hal
N. Carr, a former director, resigned in May 2000 after twenty years of serving as a director and was replaced by his son, Steven A. Carr.

         Under our license, the Cayman Islands government may nominate three persons to serve on our board of directors. We must cause one of the persons nominated by the government to be elected as a director. Frederick W. McTaggart, the Director of Water Authority-Cayman, is the government's nominee currently serving as a director on our board.

         On April 17, 1997, Argyle/Cay-Water, Ltd. filed an application with the Cayman Islands government for permission to acquire up to 50% of our issued and outstanding shares. We did not support Argyle's attempt to gain control of our company. On July 22, 1997, the Cayman Islands government approved Argyle's application. J. Bruce Bugg, Jr. is the sole shareholder and manager of Argyle Investment Co., the general partner of Argyle Partners Ltd., the sole general partner of Argyle/Cay-Water, Ltd.

         On March 31, 1998, we reached an agreement with Argyle/Cay-Water, Ltd. During the five-year term of this agreement, we agreed to appoint Mr. Bugg as Vice Chairman of our board of directors in exchange for which Mr. Bugg and Argyle/Cay-Water, Ltd. agreed not to acquire more than 19.9% of the ordinary shares. Our main obligations under the agreement are to recommend to our shareholders the appointment of Mr. Bugg (or his successor) to the board of directors and, with several exceptions, to obtain Argyle/Cay-Water, Ltd.'s consent before issuing any of our securities.

         During the term of the agreement, Argyle/Cay-Water, Ltd. and Mr. Bugg may not participate in proxy solicitation, seek to control or influence our management, except in accordance with Mr. Bugg's duties as a director, or challenge the validity of the option deed.

COMMITTEES OF THE BOARD OF DIRECTORS

         The board of directors has established the following committees:

Executive Committee                    Audit Committee                     Compensation Committee
-------------------                    ---------------                     ----------------------
Peter D. Ribbins, Chairman             Brian E. Butler, Chairman           Raymond Whittaker, Chairman
Richard L. Finlay                      Steven A. Carr                      Peter D. Ribbins
Clarence Flowers, Jr                   Raymond Whittaker                   Clarence B. Flowers, Jr.
Jeffrey M. Parker                      Wilmer Pergande
Raymond Whittaker


ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS

         The aggregate amount of cash compensation paid to all directors and officers as a group for services in all capacities was $537,707 for the fiscal year ended December 31, 1998, and $609,892 for the fiscal year ended December 31, 1999. The aggregate amount set aside or accrued by our company for the fiscal year ended December 31, 1999 to provide pension benefits for our directors and officers was $13,817.

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

STOCK OPTIONS

         Since April 8, 1987, we have maintained a share incentive plan for our long-term employees who are not directors. To become eligible for the share incentive plan, an employee must complete four years of service with us and then retain the shares for an additional four years before he can transfer or sell the shares. We may, at our option, offer to exchange the redeemable preference shares issued to the employee for an equal number of freely tradable ordinary shares at any time during the four year holding period. Within the four year holding period, if an employee ceases to be employed by our company, our company, at the sole discretion of the board of directors, may redeem the redeemable shares held by that employee for less than four years at the price which the employee originally paid for the shares.

         Under the plan, employees are issued redeemable preference shares on an annual basis at no cost based on a formula which takes into consideration the employee's salary and the total dividend paid to ordinary shareholders as a percentage of the total shareholder's equity in each year. In addition, the employee is granted an option to purchase an equal number of redeemable preference shares at approximately 75% of the average market price of the ordinary shares. The exercise price is determined during the ten days after our annual shareholder's meeting. This option expires, unless exercised by the employee, within forty (40) days after the date of our annual shareholder's meeting. Since we adopted the share incentive plan, our employees have acquired 111,795 redeemable preference shares, of which 70,736 have been redeemed for an equal number of ordinary shares.

         In 1999, we implemented a share grant plan for our directors who are not executive officers or serving as the Cayman Islands' government representative on our board. Under this plan, a director receives ordinary shares based upon the number of board and committee meetings that the director attends during the year. Each board meeting is worth the share equivalent of $1,200 fee and each committee meeting is worth the share equivalent of a $600 fee. Attendance fees are accumulated throughout the year and then divided by the prevailing market price on October 1st of the preceding year to determine the number of shares to be granted for the current year.

         As a result of the share incentive plan and the share grant plan, the directors and executive officers, as a group, are presently entitled to exercise outstanding options to purchase a total of 6,835 ordinary shares at an average exercise price of $6.14 per share.

EMPLOYMENT AGREEMENTS

         We entered into an employment agreement with Peter D. Ribbins, our President and Chief Operating Officer. The agreement, as amended, was originally scheduled to expire on

August 19, 2000, although it extends automatically each year for an additional one year term. If we terminate Mr. Ribbins without cause, he is entitled to a lump sum severance payment equal to two years' salary. In each of the five years ended December 31, 1995, 1996, 1997, 1998 and 1999, Mr. Ribbins was granted an option to purchase 20,000 ordinary shares at an exercise price of $2.50 per share. For each year in which Mr. Ribbins remains the President of our company, Mr. Ribbins will be granted options to purchase an additional 20,000 ordinary shares, and the exercise price of these options will be equal to the average of the closing market price of the ordinary shares on each of the first seven trading days in the month of October of the year in which the options are granted. In May 1999, Mr. Ribbins exercised options to purchase 60,000 ordinary shares. All options granted to Mr. Ribbins expire on the third anniversary of the date of the Auditor's Report on the financial statements for the year of grant.

         We entered into an employment agreement with Jeffrey M. Parker, our Chairman of the Board of Directors and Chief Executive Officer. Mr. Parker devotes at least 75% of his working time to our company and the remainder of his working time to his accountancy practice. This agreement, as amended, was originally scheduled to expire on December 31, 2001, although it extends automatically each year for an additional one year term. If we terminate Mr. Parker without cause, he is entitled to a lump sum severance payment equal to two years' salary and any unvested stock options for the year in which Mr. Parker is terminated automatically vest and become fully exercisable. Under prior employment agreements, in each of the four years ended December 31, 1995, 1996, 1997 and 1998, Mr. Parker was granted an option to purchase that number of ordinary shares which was equal to 2.5% of our net profit before dividends or extraordinary items for that year. The exercise price of these options was $2.50 per share. For each of the three years ended December 31, 1999, 2000 and 2001, Mr. Parker has been or will be granted an option to purchase that number of ordinary shares which equals 1% of our net profit for that year. The exercise price of the options granted in 1999 is $2.50 per share, and the exercise price of the options to be granted in 2000 and 2001 will be equal to the average of the closing market price of the ordinary shares on each of the first seven trading days in the month of October of the year in which the options are granted. In August 1997 and March 1999, Mr. Parker exercised options to purchase 101,705 and 29,010 ordinary shares, respectively, representing all the options that were accrued to Mr. Parker on those dates. All options granted to Mr. Parker after March 1999 expire on the third anniversary of the date of the Auditor's Report on the financial statements for the year of grant.

         In addition to serving as our Chairman of the Board and Chief Executive Officer, Mr. Parker owns an accountancy practice in the Cayman Islands. Until 1999, we paid the accountancy practice for services rendered to us by Mr. Parker through his practice. In 1999, we began paying Mr. Parker directly for his services.

         We entered into an employment agreement with Alex Bodden, our Vice President of Finance and Secretary. This agreement was originally scheduled to expire on August 31, 2000, although it extends automatically each year for an additional one year term. Under the agreement, if we terminate Mr. Bodden without cause, he is entitled to a lump sum severance payment equal to one years' salary. For each year beginning in 2000, Mr. Bodden will be granted an option to purchase that number of ordinary shares which equals 1% of our net profit for that year. The exercise price of the options to be granted to Mr. Bodden will be equal to the average of the closing market price of the ordinary shares on each of the first seven trading days in the month of October of the year in which the options are granted. All options granted to Mr. Bodden expire on the third anniversary of the date of the Auditor's Report on the financial statements for the year of grant. As a result of the option grant described above, Mr. Bodden will no longer be eligible to participate in the share incentive plan for fiscal years after 1999.

         We entered into an employment agreement with Gregory McTaggart, our Vice President of Operations. This agreement was originally scheduled to expire on August 19, 2001, although it extends automatically each year for an additional one year term. Under the agreement, if we terminate Mr. McTaggart without cause, he is entitled to a lump sum severance payment equal to one years' salary. For each year beginning in 2000, Mr. McTaggart will be granted an option to purchase that number of ordinary shares which equals 0.75% of our net profit for that year. The exercise price of the options to be granted to Mr. McTaggart will be equal to the average of the closing market price of the ordinary shares on each of the first seven trading days in the month of October of the year in which the options are granted. All options granted to Mr. McTaggart expire on the third anniversary of the date of the Auditor's Report on the financial statements for the year of grant. As a result of the option grant described above, Mr. McTaggart will no longer be eligible to participate in the share incentive plan for fiscal years after 1999.

OPTION DEED

         In 1997, in response to an attempt by Argyle/Cay Water, Ltd. to acquire up to 50% of our company, our board of directors approved an option deed, which is similar to a "poison pill." The option deed may delay or prevent a change in control of our company.

         The option deed grants to each holder of an ordinary and redeemable preference share an option to purchase one one-hundredth of a class B ordinary share at an exercise price of $37.50, subject to adjustment. If a takeover attempt occurs, each shareholder would be able to exercise the option and receive ordinary shares with a value equal to twice the exercise price of the option. Under circumstances described in the option deed, instead of receiving ordinary shares, we may issue to each shareholder cash or other equity or debt securities of our company, or the equity securities of the acquiring company, as the case may be, with a value equal to twice the exercise price of the option.

         Takeover events that would trigger the options include a person or group becoming the owner of 20% or more of our outstanding ordinary shares or the commencement of, or announcement of an intention to make, a tender offer or exchange offer, which upon completion would result in the beneficial ownership by a person or group of 20% or more of the outstanding ordinary shares. Accordingly, exercise of the options may cause substantial dilution to a person who attempts to acquire our company.

         The options are attached to each ordinary share and redeemable preference share and presently have no monetary value. The options will not trade separately from our shares unless and until they become exercisable. The options, which expire on July 31, 2007, may be redeemed, at the option of our board of directors, at a price of CI$.01 per option at any time until ten business days following the date that a group or person acquires ownership of 20% or more of the outstanding ordinary shares. Any amendment to the option deed is subject to the terms and conditions of our agreement with Argyle/Cay-Water, Ltd. described in the section of this Annual Report entitled "MANAGEMENT --Composition of Board of Directors."

         The option deed may have certain anti-takeover effects, although it is not intended to prevent any acquisition or business combination that is at a fair price and otherwise in the best interests of our company and our shareholders as determined by our board of directors. However, a shareholder could potentially disagree with the board's determination of what constitutes a fair price or the best interests of our company and our shareholders.

         The full terms and conditions of the options are contained in an option deed between us and our option agent, American Stock Transfer & Trust Company. The above description of the options is a summary only and does not purport to be complete. You should read the entire option deed to understand the terms of the options.

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

         We sell water, on commercial terms, to several trucking businesses, one of which is partially owned by Clarence Flowers, Jr., one of our directors. In 1999, 1998 and 1997, we made sales totalling $11,621, $30,593, and $22,500, respectively, to the business in which Mr. Flowers has an interest.

         On November 17, 1998, R.J. Falkner & Company, Inc. entered into a consulting agreement with us to provide consulting services to us. As part of the consulting agreement, we issued to R. Jerry Falkner, a principal of R.J. Falkner & Company, options to purchase up to 30,000 ordinary shares at an exercise price of $7.875 per share. The options may be exercised until twelve months after the consulting agreement is terminated.

         As consideration for J. Bruce Bugg, Jr.'s services to us as Vice-Chairman of the board of directors, we granted to Mr. Bugg options to purchase 30,000 ordinary shares at $6.00 per share, exercisable until May 1, 2002. On May 1, 2000, we granted to Mr. Bugg options to purchase an additional 30,000 ordinary shares at $6.75 per share, which was the market price of the ordinary shares on October 1, 1999. These additional 30,000 options are exercisable until May 1, 2003.

         These agreements, as well as all the employment agreements with Messrs. Ribbins, Parker, Bodden and McTaggart, were approved by a majority of the disinterested members of the Board of Directors. It is management's opinion that all agreements set forth in this section were on terms no less favorable than could have been obtained from unaffiliated parties.

                                     PART II

ITEM 14. DESCRIPTION OF SECURITIES

ORDINARY SHARES

         We are authorized to issue 9,900,000 ordinary shares, par value CI$1.00 per share. At June 20, 2000, 3,845,615 ordinary shares were issued and outstanding. Holders of ordinary shares may cast one vote for each share held of record at all shareholder meetings. All voting is non-cumulative. Holders of more than 50% of the outstanding shares present and voting at an annual meeting at which a quorum is present are able to elect all of our directors. Holders of ordinary shares do not have preemptive rights or rights to convert their ordinary shares into any other securities. All of the outstanding ordinary shares are fully paid and non-assessable.

         Holders of ordinary shares are entitled to receive ratably dividends, if any, distributed out of our accumulated profits. Subject to the preferential rights of holders of the redeemable preference shares, upon liquidation, all holders of ordinary shares are entitled to participate pro rata in our assets which are available for distribution.

REDEEMABLE PREFERENCE SHARES

         We are authorized to issue 100,000 redeemable preference shares, par value CI$1.00 per share. At June 20, 2000, 41,058 redeemable preference shares were issued and outstanding.

         Holders of redeemable preference shares may cast one vote for each share held of record at all shareholder meetings. All voting is on a non-cumulative basis. Upon a liquidation of our company, the redeemable preference shares rank in preference to the ordinary shares with respect to the repayment of the par value of redeemable preference shares plus any premium paid or credited on the purchase of the shares. Under our share incentive plan, we may redeem any redeemable preference shares issued to an employee. The ordinary shares and the redeemable preference shares rank equally in all other respects.

CLASS B ORDINARY SHARES

         In 1997, we adopted an option deed under which option holders may exercise rights to purchase our class B ordinary shares, par value CI$1.00 per share. As of the date of this Annual Report, there are no class B ordinary shares issued and outstanding.

         Holders of class B ordinary shares are entitled to the same dividends paid on ordinary shares and redeemable preference shares, and we cannot pay a dividend on the ordinary shares without paying the same dividend on the class B ordinary shares, and vice versa. We cannot redeem the class B ordinary shares, and the holders of the class B ordinary shares are not entitled to any repayments of capital upon the dissolution of our company.

         If we enter into a transaction in which ordinary shares are exchanged for securities or other consideration of another company, then the class B ordinary shares will be also be exchanged pursuant to a formula. The class B ordinary shares and the ordinary shares rank equally in all other respects.

OUTSTANDING WARRANTS

         On April 9, 1996, we issued warrants to purchase up to 50,000 ordinary shares at $6.30 per share to the underwriter of our initial public offering. As of the date of this Annual Report, all of these warrants are issued and outstanding. These warrants must be exercised before April 3, 2001. We have granted the underwriter of our initial public offering one demand and unlimited piggyback registration rights with respect to these warrants and the ordinary shares underlying the warrants.

TRANSFER AGENT

         The transfer agent for the ordinary shares is American Stock Transfer & Trust Company, New York, New York.

                                    PART III

ITEM 15. DEFAULTS UPON SENIOR SECURITIES

         There has not been any material default in the payment of principal, interest or sinking or purchase fund installment, or any other material default not cured within 30 days, with respect to any indebtedness of the Company.

ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
         SECURITIES

         On April 8, 1987, a class of shares called redeemable preference shares was created in order to implement the Share Incentive Plan described in Item 12 of this Annual Report. Upon a liquidation of our company, the redeemable preference shares rank in preference to the ordinary shares with respect to the repayment of the par value of the redeemable preference shares together with any premium paid or credited as paid on the purchase of such shares. The ordinary shares and the redeemable preference shares rank pari passu in all other respects.

                                     PART IV


ITEM 17. FINANCIAL STATEMENTS

         Not applicable.

ITEM 18. FINANCIAL STATEMENTS

         Our financial statements are included elsewhere in this Annual Report.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

INDEX TO FINANCIAL STATEMENTS

         Report of Independent Accountants.

         Balance Sheets as of December 31, 1999 and 1998.

         Statement of Income and Retained Earnings for each of the years ended December 31, 1999, 1998 and 1997.

         Statement of Changes in Stockholders' Equity for each of the years ended December 31, 1999, 1998 and 1997.

         Statement of Cash Flows for each of the years ended December 31, 1999, 1998 and 1997.

         Notes to Financial Statements.

EXHIBITS
         2.1.     Consent of PricewaterhouseCoopers.

         2.2. Stock Purchase Agreement dated June 27, 2000 among SeaTec Systems, Inc., William G. Wurster, SeaTec Belize Limited and Consolidated Water Co. Ltd.


                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    CONSOLIDATED WATER CO. LTD.


Dated: June 30, 2000               By: /s/ Alexander S. Bodden
                                        ------------------------------------
                                        Alexander S. Bodden,
                                        Vice President-Finance and Secretary

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Accountants...........................  F-2
Balance Sheets as of December 31, 1998 and 1999.............  F-3
Statements of Income for the Years Ended December 31, 1997,
  1998 and 1999.............................................  F-4
Statements of Changes in Stockholders' Equity for the Years
  Ended
  December 31, 1997, 1998 and 1999..........................  F-5
Statements of Cash Flows for the Years Ended December 31,
  1997, 1998 and 1999.......................................  F-6
Notes to Financial Statements...............................  F-8

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Consolidated Water Co. Ltd.

     In our opinion, the accompanying balance sheets and the related statements of income, changes in stockholders' equity and cash flows present fairly, in all material respects, the financial position of Consolidated Water Co. Ltd. (the "Company") at December 31, 1999 and 1998, and the related income, cash flows and changes in stockholders' equity for each of the three years in the period ended December 31, 1999 in conformity with International Accounting Standards. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     International Accounting Standards utilized by the Company vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter affects the determination of net income for each of the three years in the period ended December 31, 1999 and the determination of stockholders' equity at December 31, 1999 and 1998. The extent of these effects are summarized in Note 20.

PricewaterhouseCoopers
Grand Cayman, Cayman Islands
March 22, 2000

                          CONSOLIDATED WATER CO. LTD.

                                 BALANCE SHEETS
                      (EXPRESSED IN UNITED STATES DOLLARS)

                                                                     DECEMBER 31,
                                                              --------------------------
                                                                 1999           1998
                                                              -----------    -----------
                                         ASSETS
Current assets
  Cash at bank (Note 6).....................................       22,146        439,032
  Accounts receivable (Note 3)..............................    1,230,412        828,486
  Spares stock..............................................       94,303         68,641
  Inventory of water........................................       28,984         30,661
  Prepaid expenses and other assets.........................      209,761        187,693
  Current portion of deferred expenditure (Notes 2 and 7)...       90,833          1,688
                                                              -----------    -----------
          Total current assets..............................    1,676,439      1,556,201
Fixed assets (Notes 4 and 13)...............................   15,157,193     14,430,785
Deferred expenditure (Note 2)...............................       16,444         18,132
                                                              -----------    -----------
          Total assets......................................  $16,850,076    $16,005,118
                                                              ===========    ===========
                          LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Bank overdrafts (Note 6)..................................      651,606         60,247
  Dividends payable (Note 5)................................      266,585        257,117
  Accounts payable and accrued expenses.....................      757,612        554,141
  Current portion of long term purchase obligation (Note
     13)....................................................      320,141        344,304
  Current portion of long term debt obligation (Note 6).....      310,135        300,162
                                                              -----------    -----------
          Total current liabilities.........................    2,306,079      1,515,971
Long term purchase obligation (Note 13).....................           --        320,141
Long term debt obligation (Note 6)..........................    1,926,786      2,470,112
Security deposit (Note 14)..................................       42,482         42,482
Advances in aid of construction (Note 2)....................       45,084         49,584
                                                              -----------    -----------
          Total liabilities.................................    4,320,431      4,398,290
                                                              -----------    -----------
Stockholders' equity
  Ordinary shares (Note 7)..................................    3,794,960      3,667,466
  Additional paid in capital (Note 7).......................    2,402,195      2,276,466
  Treasury shares (Note 7)..................................     (821,303)       (62,375)
  Vested redeemable preference shares (Note 7)..............       14,801         16,930
  Non-vested redeemable preference (Notes 7 and 15).........       34,469         35,756
  Retained earnings and other reserves......................    7,104,523      5,672,585
                                                              -----------    -----------
          Total stockholders' equity........................   12,529,645     11,606,828
                                                              -----------    -----------
          Total liabilities and stockholders' equity........  $16,850,076    $16,005,118
                                                              ===========    ===========

   The accompanying notes are an integral part of these financial statements.

                          CONSOLIDATED WATER CO. LTD.

                              STATEMENTS OF INCOME
                      (EXPRESSED IN UNITED STATES DOLLARS)

                                                                   FOR THE YEAR ENDED
                                                                      DECEMBER 31,
                                                        ----------------------------------------
                                                           1999           1998           1997
                                                        ----------    ------------    ----------
Income
  Water sales.........................................   7,936,118      7,925,232      7,214,557
  Interest income.....................................         594         28,062         53,797
  Other income........................................     285,844        204,384        170,648
  Connection charges..................................      27,432         30,036         29,724
                                                        ----------     ----------     ----------
                                                         8,249,988      8,187,714      7,468,726
                                                        ----------     ----------     ----------
Expenses (Note 8)
  Direct expenses.....................................   4,624,422      5,095,373      4,806,552
  Indirect expenses...................................   1,678,967      1,435,345      1,316,534
                                                        ----------     ----------     ----------
                                                         6,303,389      6,530,718      6,123,086
                                                        ----------     ----------     ----------
Net income before exceptional item....................   1,946,599      1,656,996      1,345,640
Exceptional item (Note 4).............................          --             --        (97,886)
                                                        ----------     ----------     ----------
Net income............................................  $1,946,599     $1,656,996     $1,247,754
                                                        ==========     ==========     ==========
Basic earnings per ordinary share (Note 10)...........  $     0.64     $     0.54     $     0.42
                                                        ==========     ==========     ==========
Diluted earnings per ordinary share (Note 10).........  $     0.61     $     0.52     $     0.40
                                                        ==========     ==========     ==========

   The accompanying notes are an integral part of these financial statements.

                          CONSOLIDATED WATER CO. LTD.

                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
              FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 1999
                      (EXPRESSED IN UNITED STATES DOLLARS)

                                                                     VESTED     NON-VESTED
                                           ADDITIONAL              REDEEMABLE   REDEEMABLE
                               ORDINARY       PAID      TREASURY   PREFERENCE   PREFERENCE   REVALUATION    RETAINED
                                SHARES     IN CAPITAL    SHARES      SHARES       SHARES       SURPLUS      EARNINGS
                              ----------   ----------   --------   ----------   ----------   -----------   ----------
Balance at 31 December
  1996......................   3,525,290    2,230,312         --     13,963       37,209       302,867      3,392,513
Issue of share capital (net)
  (Note 7)..................     141,924       36,120         --     (5,477)      (4,789)           --             --
Net income for the period...          --           --         --         --           --            --      1,247,754
Dividends...................          --           --         --         --           --            --       (432,614)
                              ----------   ----------   --------    -------      -------      --------     ----------
Balance at 31 December
  1997......................   3,667,214    2,266,432         --      8,486       32,420       302,867      4,207,653
                              ----------   ----------   --------    -------      -------      --------     ----------
Issue of share capital (net)
  (Note 7)..................         252       10,034         --      8,444        3,336            --             --
Purchase of treasury shares
  (Note 7)..................          --           --    (62,375)        --           --            --             --
Net income for the period...          --           --         --         --           --            --      1,656,996
Dividends...................          --           --         --         --           --            --       (494,931)
                              ----------   ----------   --------    -------      -------      --------     ----------
Balance at 31 December
  1998......................   3,667,466    2,276,466    (62,375)    16,930       35,756       302,867      5,369,718
                              ----------   ----------   --------    -------      -------      --------     ----------
Issue of share capital (net)
  (Note 7)..................     127,494      125,729         --     (2,129)      (1,287)           --             --
Purchase of treasury shares
  (Note 7)..................          --           --   (758,928)        --           --            --             --
Net income for the period...          --           --         --         --           --            --      1,946,599
Dividends...................          --           --         --         --           --            --       (514,661)
                              ----------   ----------   --------    -------      -------      --------     ----------
Balance at 31 December
  1999......................  $3,794,960   $2,402,195   (821,303)   $14,801      $34,469      $302,867     $6,801,656
                              ==========   ==========   ========    =======      =======      ========     ==========


                                  TOTAL
                              STOCKHOLDERS'
                                 EQUITY
                              -------------
Balance at 31 December
  1996......................     9,502,154
Issue of share capital (net)
  (Note 7)..................       167,778
Net income for the period...     1,247,754
Dividends...................      (432,614)
                               -----------
Balance at 31 December
  1997......................    10,485,072
                               -----------
Issue of share capital (net)
  (Note 7)..................        22,066
Purchase of treasury shares
  (Note 7)..................       (62,375)
Net income for the period...     1,656,996
Dividends...................      (494,931)
                               -----------
Balance at 31 December
  1998......................    11,606,828
                               -----------
Issue of share capital (net)
  (Note 7)..................       249,807
Purchase of treasury shares
  (Note 7)..................      (758,928)
Net income for the period...     1,946,599
Dividends...................      (514,661)
                               -----------
Balance at 31 December
  1999......................   $12,529,645
                               ===========

   The accompanying notes are an integral part of these financial statements.

                          CONSOLIDATED WATER CO. LTD.

                            STATEMENTS OF CASH FLOWS
                      (EXPRESSED IN UNITED STATES DOLLARS)

                                                                   FOR THE YEAR ENDED
                                                                      DECEMBER 31,
                                                        ----------------------------------------
                                                           1999          1998           1997
                                                        ----------    -----------    -----------
Cash flows from operating activities
  Cash receipts from customers........................   7,845,789      8,123,768      7,214,796
  Cash paid to suppliers and employees................  (5,128,184)    (5,553,210)    (5,173,042)
                                                        ----------    -----------    -----------
  Cash generated from operations......................   2,717,605      2,570,558      2,041,754
  Interest received...................................         594         28,062         53,797
  Interest paid.......................................    (189,278)      (277,877)      (301,606)
                                                        ----------    -----------    -----------
Net cash from operating activities....................   2,528,921      2,320,743      1,793,945
                                                        ----------    -----------    -----------
Cash flows from investing activities
  Purchase of property, plant and equipment...........  (1,543,368)    (2,184,783)    (1,106,820)
  Proceeds from sale of equipment and assets held for
     resale...........................................       1,920             --         13,242
                                                        ----------    -----------    -----------
Net cash used in investing activities.................  (1,541,448)    (2,184,783)    (1,093,578)
                                                        ----------    -----------    -----------
Cash flows from financing activities
  Net proceeds from issuance of share capital.........     235,205         12,957        159,400
  Cost associated with public offering................     (89,145)            --             --
  Repurchase of ordinary shares.......................    (758,928)       (62,375)            --
  Proceeds from term loan.............................          --      1,000,000             --
  Repayment of principal on long term borrowing.......    (533,353)      (190,111)      (184,690)
  Repayments under capital lease obligations..........    (344,304)    (1,027,567)      (435,736)
  Dividends paid......................................    (505,193)      (457,912)      (393,632)
                                                        ----------    -----------    -----------
Net cash (used in) from financing activities..........  (1,995,718)      (725,008)      (854,658)
                                                        ----------    -----------    -----------
Net decrease in cash and cash equivalents.............  (1,008,245)      (589,048)      (154,291)
Cash and cash equivalents at beginning of period......     378,785        967,833      1,122,124
                                                        ----------    -----------    -----------
Cash and cash equivalents at end of period............  $ (629,460)   $   378,785    $   967,833
                                                        ==========    ===========    ===========

   The accompanying notes are an integral part of these financial statements.

FOOTNOTES TO THE STATEMENTS OF CASH FLOWS:

                                                                         FOR THE YEAR ENDED
                                                                            DECEMBER 31,
                                                                ------------------------------------
                                                                   1999         1998         1997
                                                                ----------   ----------   ----------
i.    Cash and cash equivalents:
      Cash and cash equivalents consist of:
                                                                    22,146      439,032    1,082,425
      Cash at bank............................................
                                                                  (651,606)     (60,247)    (114,592)
      Bank overdraft..........................................
                                                                ----------   ----------   ----------
                                                                $ (629,460)  $  378,785   $  967,833
                                                                ==========   ==========   ==========
ii.   Reconciliation of net cash from operating activities to
      net income from operations:
                                                                 1,946,599    1,656,996    1,247,754
      Net income..............................................
      Adjustments to reconcile net income to net cash from
      operating activities
                                                                   816,960      768,745      689,745
      Depreciation............................................
                                                                        --           --       97,886
      Exceptional item (Note 4)...............................
                                                                     1,688        1,688        1,688
      Amortization of deferred costs..........................
                                                                    11,722        9,108        8,378
      Preference shares issued at $nil consideration (Note
           22)................................................
                                                                     2,880           --           --
      Ordinary shares issued at $nil consideration (Note
           22)................................................
                                                                    (1,920)     (20,000)      (1,200)
      Profit from sale of fixed assets........................
      Change in assets and liabilities
                                                                   (23,985)     (74,528)      21,725
      (Increase) decrease in spares stock and inventory of
           water..............................................
                                                                  (423,994)        (441)    (218,707)
      Change in accounts receivable and prepaid expenses and
           other assets.......................................
                                                                   198,971      (20,825)     (53,324)
      Increase (decrease) in accounts payable and other
      liabilities and advances in aid of construction.........
                                                                ----------   ----------   ----------
                                                                $2,528,921   $2,320,743   $1,793,945
      Net cash from operating activities......................
                                                                ==========   ==========   ==========

   The accompanying notes are an integral part of these financial statements.

                          CONSOLIDATED WATER CO. LTD.

                         NOTES TO FINANCIAL STATEMENTS
                      (EXPRESSED IN UNITED STATES DOLLARS)

1. PRINCIPAL ACTIVITY AND STATUS

     By Special Resolution dated December 3, 1998, Cayman Water Company Limited's name was changed to Consolidated Water Co. Ltd. (the "Company"). The Company was incorporated as an ordinary resident company in the Cayman Islands on August 31, 1973 to provide water distribution and sewage disposal services. The registered and principal office of the Company is Trafalgar Place, West Bay Road, PO Box 1114GT, Grand Cayman, Cayman Islands, British West Indies.

     On December 7, 1979 the Company was granted an exclusive license by the government of the Cayman Islands ("government") to process and supply water to certain areas of Grand Cayman for a period of twenty years commencing February 1, 1979. On July 11, 1990 that license was replaced by a new, exclusive license for a period of twenty years from July 11, 1990 which substantially extended the area of supply and granted to the Company a right of first refusal on the extension or renewal thereof. The base price of water supplied by the Company and adjustments thereto are determined by the terms of the license which provide for automatic inflationary increases.

     With effect from September 1, 1988 sewage delivered by the Company's Governor's Harbour system is being processed by the Water Authority. The Water Authority is the government entity established by The Water Authority Law 1982 to provide a public water supply system in any part of the Cayman Islands. The Water Authority has agreed under the current license not to exercise its right to supply water in the Company's licensed areas providing the Company is not in default under the terms of its license.

     On August 21, 1997, Commonwealth Water Limited ("Commonwealth") was incorporated with nominal share capital in the Bahamas for the purpose of entering into a joint venture whereby Commonwealth would design, construct and equip a plant and related facilities for the purpose of providing water to the Bimini Islands. The Company maintains a 100% interest in Commonwealth which is in a pre-operating stage. As at December 31, 1999, the Company had incurred costs on behalf of Commonwealth which have been deferred (see Note 4).

2. ACCOUNTING POLICIES

     The Company's financial statements have been prepared under the historical cost convention, modified by the revaluation of land, and in accordance with International Accounting Standards. The preparation of financial statements in conformity with International Accounting Standards requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     The following is a summary of the significant accounting policies:

          Direct revenue and expenses: The Company bills customers monthly for water delivered based on meter readings performed at or near each month end. An accrual, where necessary, is made for water delivered but unbilled at year end where readings are not performed at the year end date. This accrual is matched with the associated direct costs of producing and purchasing water. A connection charge is billed and recognized in income on the initial supply of water to a new customer. The charge is set at a level intended to defray the cost of connection of the water supply and the installation of the required water meter.

          Foreign currency translation: Monetary assets and liabilities denominated in foreign currencies (currencies other than the United States dollar -- see Note 21), are translated at the

                          CONSOLIDATED WATER CO. LTD.

2. ACCOUNTING POLICIES -- (CONTINUED)
     rates of exchange ruling at the balance sheet date. Foreign currency transactions are translated at the rate ruling on the date of the transaction. Net exchange gains of $36,512 (1998: $31,846; 1997: $36,494)
     are included in other income.

          Share and share option incentive plans: The Company issues shares under incentive plans that form part of employees and Directors remuneration. A compensatory expense is recorded equal to the par value of shares issued under the schemes on the date granted. The Company grants options to purchase ordinary shares as part of remuneration for Directors. No compensatory expense is recognized for options granted or shares purchased under option. On exercise of options, proceeds up to the par value of the shares issued are credited to ordinary share capital, any proceeds in excess of the par value of shares issued are credited to additional paid in capital in the period in which the options are exercised.

          Treasury shares: Treasury shares are recorded at cost as a deduction from stockholders' equity. Any profit or loss on the re-issue of these shares is recorded directly as a movement in stockholders' equity.

          Spares stock: Spares stock, which consists primarily of replacement spares and parts, are valued at the lower of cost and net realizable value on a first-in, first-out basis.

          Deferred expenditure: Costs which can be identified as benefiting future periods, including salaries and professional fees, are carried forward and amortized accordingly. Legal, accounting and salary costs relating to the license (Note 1) are being amortized over the period of the license. In addition, incremental external costs directly attributable to an equity transaction that are incurred at a preliminary stage of proceedings are deferred. Such offering costs will be deducted from the proceeds when the equity transaction is completed.

          Long term purchase obligation: The Company assumes substantially all the benefits and risks of the plant and equipment covered by the Water Purchase Agreement (Note 13). The assets have been capitalized at the amount specified in the agreement and the related obligation is recorded as a liability of the Company. Interest expense is calculated based on the outstanding balance of the purchase obligation.

          Repairs and maintenance: All repair and maintenance costs are expensed as incurred.

          Cash and cash equivalents: Cash and cash equivalents comprise cash at bank on call and cash overdrafts.

          Inventory of water: Inventory of water represents the cost of desalinated potable water produced and purchased by the Company and held in the Company's reservoirs at year end. The value of the inventory of water is based on the lower of average cost of producing and purchasing water during the year and the volume of water on hand at year end or net realizable value.

          Fixed assets: Fixed assets, except land, are stated at cost less accumulated depreciation. Land is stated at appraised value as determined by the Directors in 1987 having regard, inter alia, to the value placed on the land by government for share transfer tax purposes. The value of land is appraised when in the opinion of the Directors the market value is materially different from the carrying value. Depreciation is calculated using a straight line method with allowance being made

                          CONSOLIDATED WATER CO. LTD.

2. ACCOUNTING POLICIES -- (CONTINUED)
     for estimated residual values. Rates are determined based on the estimated useful lives of the assets as follows:

Buildings........................  5 to 40 years
Plant and equipment..............  5 to 15 years
Office furniture, fixtures and
  equipment......................  3 to 10 years
  Vehicles.......................  3 to 10 years
  Sewage equipment...............  10 to 20 years
Leasehold improvements...........  Shorter of 5 years and lease term outstanding
Distribution system..............  3 to 40 years

          Advances in aid of construction: The Company recognizes a liability in respect of advances in aid of construction when such advances are received from certain condominium developers in the licensed area to help defray the capital expenditure costs of the Company. These advances do not represent a loan to the Company and are interest free. However, the Company allows a discount of 10% on future supplies of water to these developments until the aggregate discounts allowed are equivalent to advances received. Such discounts are charged against advances received.

3. ACCOUNTS RECEIVABLE

     Accounts receivable comprise receivables from customers and are shown net of an allowance for doubtful accounts of $12,000 (1998: $12,000).

4. FIXED ASSETS

     Certain fixed assets are pledged as collateral for certain obligations of the Company, as more fully described in Notes 6 and 13.

                                                  JANUARY 1,                             DECEMBER 31,
COST/VALUATION                                       1999       ADDITIONS    DISPOSALS       1999
--------------                                    -----------   ----------   ---------   ------------
Land............................................      778,546           --         --        778,546
Buildings.......................................    2,090,876        5,311         --      2,096,187
Plant and equipment.............................    6,075,182      550,499         --      6,625,681
Distribution....................................   10,003,880      764,883         --     10,768,763
Sewage equipment................................      155,477           --         --        155,477
Office furniture, fixtures and equipment........      393,726      143,525         --        537,251
Vehicles........................................      502,391      112,459     26,400        588,450
Leasehold improvements..........................       17,658           --         --         17,658
Lab equipment...................................       29,778        2,440         --         32,218
                                                  -----------   ----------    -------    -----------
                                                  $20,047,514   $1,579,117    $26,400    $21,600,231
                                                  ===========   ==========    =======    ===========

                          CONSOLIDATED WATER CO. LTD.

4. FIXED ASSETS -- (CONTINUED)

                                                  JANUARY 1,                             DECEMBER 31,
ACCUMULATED DEPRECIATION                             1999       ADDITIONS    DISPOSALS       1999
------------------------                          -----------   ----------   ---------   ------------
Buildings.......................................      612,315       73,283         --        685,598
Plant and equipment.............................    2,338,669      347,342         --      2,686,011
Distribution....................................    2,060,386      307,698         --      2,368,084
Sewage equipment................................      144,428        5,525         --        149,953
Office furniture, fixtures and equipment........      188,885       51,926         --        240,811
Vehicles........................................      227,939       64,574     26,400        266,113
Leasehold improvements..........................       17,657            1         --         17,658
Lab equipment...................................       26,450        2,360         --         28,810
                                                  -----------   ----------    -------    -----------
                                                  $ 5,616,729   $  852,709    $26,400    $ 6,443,038
                                                  ===========   ==========    =======    ===========
  Net book value................................  $14,430,785                            $15,157,193
                                                  ===========                            ===========

     Included in plant and equipment are development costs of $97,756 (1998:
$88,410) and equipment of $307,395 (1998: $252,310) incurred on behalf of Commonwealth (see Note 1) and assets under construction of $nil (1998:
$102,822). Also included in plant and equipment is the reverse osmosis water production plant which has been acquired under a capital lease (see Note 13). Included in distribution are assets under construction of $486,799 (1998:
$58,279) and included in buildings are costs of $105,742 (1998: $100,429) relating to ongoing property developments.

     At December 31, 1999, the Company had outstanding commitments of $512,000 relating to the expansion of the distribution system (1998: $nil).

     During 1995, following the completion of the expansion of the Company's Governor's Harbour reverse osmosis plant capacity and the supply and installation of a reverse osmosis plant at the Company's West Bay site, the Company decided that the two remaining operational vapour compression units should be taken out of service. At this time management estimated their recoverable value, along with associated spare parts, and separately disclosed the resulting written down value of these assets as assets held for resale.

     Fair value was estimated at December 31, 1996 and 1995 based on current ongoing negotiations for disposal held with third parties. As a result of the limited market for the assets held for resale, the fair value was written down to nil in 1997. The write downs of these assets to fair value have been recorded as exceptional items. The write downs are summarized as follows:

                          CONSOLIDATED WATER CO. LTD.

4. FIXED ASSETS -- (CONTINUED)
     Previously included under fixed assets:

Plant and equipment.........................................    2,282,598
Less: accumulated depreciation..............................   (2,073,797)
                                                              -----------
                                                                  208,801
                                                              -----------
Distribution................................................      284,350
Less: accumulated depreciation..............................     (262,010)
                                                              -----------
                                                                   22,340
                                                              -----------
Previously included under fixed assets......................      231,141
Previously included under spares stock......................      285,987
                                                              -----------
Total book value of units and spares prior to write-down....      517,128
Excess of carrying amount over estimated fair value.........     (400,000)
                                                              -----------
Assets held for resale, December 31, 1995, at estimated fair
  value.....................................................      117,128
1996 sale proceeds..........................................       (7,200)
                                                              -----------
Assets held for resale, December 31, 1996, at estimated fair
  value.....................................................      109,928
1997 sale proceeds..........................................      (12,042)
Further write down, charged as an exceptional item in
  1997......................................................      (97,886)
                                                              -----------
Assets held for resale, December 31, 1998 and 1999, at
  estimated fair value......................................  $        --
                                                              ===========

     It is Company policy to maintain adequate insurance for loss or damage to all fixed assets except for the underground distribution system and assets insured by third parties under agreement.

5. DIVIDENDS PAID/PAYABLE

     Quarterly dividends each of $0.04 per share were declared in respect of both classes of shareholders on record at June 30, 1999 and September 30, 1999, respectively. These dividends were paid during the year. In October 1999 the Board of Directors declared a final dividend of $0.08 (1998: $0.04) per share in respect of both classes of shareholders. In the prior year three quarterly dividends of $0.04 per share were declared and paid in respect of both classes of shareholders on record at June 30, 1998, September 30, 1998 and December 31, 1998 respectively. For the year ended December 31, 1997, a single interim dividend of $0.07 and a final dividend of $0.07 per share was declared and paid to both classes of shareholders on record at September 30, 1997 and March 31, 1998 respectively. Included in dividends payable at December 31, 1999 are unclaimed dividends of $10,303 (1998: $9,459).

6. BANK BALANCES AND LOANS

                                                                 1999         1998
                                                              ----------   ----------
Cash on hand and in current account.........................  $   22,146   $  439,032
                                                              ==========   ==========
Bank overdrafts -- Royal Bank of Canada.....................  $  651,606   $   60,247
                                                              ==========   ==========
European Investment Bank:
  Long term debt............................................  $1,568,126   $1,770,274
                                                              ==========   ==========
Royal Bank of Canada:
  Long term debt............................................  $  668,795   $1,000,000
                                                              ==========   ==========

                          CONSOLIDATED WATER CO. LTD.

6. BANK BALANCES AND LOANS -- (CONTINUED)
     Cash on hand and in current account is not restricted as to withdrawal or use.

     As at December 31, 1999, the total lending facility made available by the Royal Bank of Canada comprises a revolving line of credit with a limit of $1,000,000, bearing interest at New York Prime plus 1%, and term loans with a limit of $4,000,000, bearing interest at LIBOR plus 1.5%. Any amounts drawn down under the line of credit and any term loans are collateralised by a fixed and floating charge ("the first charge") of $2,500,000 (to be increased to maximum of $5,500,000). The fixed charge covers land owned by the Company and the floating charge covers all other assets of the Company, except those assets charged in connection with the Water Purchase Agreement (see Note 13). Of this facility, a term loan of $668,795 (from initial draw down of $1,000,000) and bank overdraft of $651,606 were outstanding at December 31, 1999 (1998:
$1,000,000 and $60,247, respectively). Based on a 10 year amortization period, the term loan is repayable in monthly installments of $8,333 plus interest, commencing January 1999.

     During 1991, in order to fund an extension to the water distribution system, the European Investment Bank, Luxembourg (the "bank"), agreed to loan the US$ equivalent of 2 million European Currency Units (approximately US$2.5 million at that time). The loan is guaranteed by the Overseas Development Administration ("ODA") of the Foreign and Commonwealth Office of the Government of the United Kingdom and is repayable in 24 semi annual installments, which commenced on December 20, 1994. The interest rate for the entire term is fixed at the bank's prevailing lending rate, less a subsidy of 4% per annum, at the date each tranche is drawn down.

     The rates of interest applicable to, and the amounts of each tranche at the current year end exchange rates are:

                                                       DATE OF                    INTEREST
                                                      DRAWDOWN                      RATE
                                                  -----------------               --------
Tranche 1.......................................  April 11, 1991     $  322,814     4.25%
Tranche 2.......................................  September 8, 1992   1,018,895     3.15%
Tranche 3.......................................  February 12, 1992     847,727     3.45%
Tranche 4.......................................  March 17, 1993        362,736     3.00%
                                                                     ----------
                                                                      2,552,172
Capital repayments to December 31, 1999.........                       (984,046)
                                                                     ----------
          Total debt obligation as at December
            31, 1999............................                     $1,568,126
                                                                     ==========

     Of the final tranche, the equivalent of $76,726 is repayable in pounds sterling, as at December 31, 1999 (1998: $88,776), all other obligations under this loan are repayable in United States dollars.

     The Government of the Cayman Islands have, for a fee of 1% per annum, provided a counter guarantee to the ODA. The Company, with the approval of the Royal Bank of Canada, the holder of the first charge, has agreed to secure the counter guarantee by a second charge over all assets of the Company.

                          CONSOLIDATED WATER CO. LTD.

6. BANK BALANCES AND LOANS -- (CONTINUED)
     Current portion of long term debt obligation

Royal Bank of Canada........................................      99,996
European Investment Bank....................................     210,139
                                                              ----------
                                                              $  310,135
                                                              ==========
Long term debt obligation
  Royal Bank of Canada......................................     568,799
  European Investment Bank..................................   1,357,987
                                                              ----------
                                                              $1,926,786
                                                              ==========

     The aggregate capital repayment obligations for the next five years are as follows:

2000........................................................     310,135
2001........................................................     320,616
2002........................................................     331,608
2003........................................................     343,368
2004........................................................     355,383
2005 and thereafter.........................................     575,811
                                                              ----------
                                                              $2,236,921
                                                              ==========

7. SHARE CAPITAL AND ADDITIONAL PAID IN CAPITAL

                                                             1999          1998          1997
                                                          -----------   -----------   -----------
Capital stock:
  Authorized:
     9,900,000 ordinary shares of common stock CI$1.00
       each.............................................   11,880,000    11,880,000    11,880,000
     100,000 redeemable preference shares of CI$1.00
       each.............................................      120,000       120,000       120,000
                                                          -----------   -----------   -----------
                                                          $12,000,000   $12,000,000   $12,000,000
                                                          ===========   ===========   ===========
Ordinary shares of common stock of CI$1.00 each issued
  and fully paid:
  Balance of ordinary shares at beginning of year
     3,056,222 (1998: 3,056,012; 1997: 2,937,742).......    3,667,466     3,667,214     3,525,290
  Ordinary shares issued on exercise of options 89,010
     (1998: nil; 1997: 101,705).........................      106,812            --       122,046
  Ordinary shares issued under Directors share grant
     plan 2,400 (1998: nil; 1997: nil)..................        2,880            --            --
  Ordinary shares issued on redemption of preference
     shares 14,835 (1998: 210; 1997: 16,565)............       17,802           252        19,878
                                                          -----------   -----------   -----------
  Balance of ordinary shares at end of year 3,162,467
     (1998: 3,056,222; 1997: 3,056,012).................  $ 3,794,960   $ 3,667,466   $ 3,667,214
                                                          ===========   ===========   ===========

                          CONSOLIDATED WATER CO. LTD.

7. SHARE CAPITAL AND ADDITIONAL PAID IN CAPITAL -- (CONTINUED)

                                                             1999          1998          1997
                                                          -----------   -----------   -----------
Additional paid in capital:
  Balance at beginning of year..........................    2,276,466     2,266,432     2,230,312
  Additional paid in capital from exercise of options
     (see Note 15)......................................      115,713            --        32,330
  Additional paid in capital on preference shares issued
     under employee option scheme (see Note 15).........       10,016        10,034         7,754
  Redemption of preference shares issued under employee
     option scheme (see Note 15)........................           --            --        (3,964)
                                                          -----------   -----------   -----------
  Balance at end of year................................  $ 2,402,195   $ 2,276,466   $ 2,266,432
                                                          ===========   ===========   ===========
Treasury shares:
  Balance of treasury shares at beginning of year 8,000
     (1998: nil; 1997: nil).............................       62,375            --            --
  102,752 treasury shares acquired at cost (1998: 8,000;
     1997: nil).........................................      758,928        62,375            --
                                                          -----------   -----------   -----------
  Balance of treasury shares at end of year 110,752
     (1998: 8,000; (1997: nil)..........................  $   821,303   $    62,375   $        --
                                                          ===========   ===========   ===========
Vested redeemable preference shares of CI$1.00 each
  issued and fully paid (Note 15):
  Balance of vested redeemable preference shares at
     beginning of year 14,108 (1998: 7,072; 1997:
     11,637)............................................       16,930         8,486        13.963
  Preference shares vested during the period 11,970
     (1998: 7,036; 1997: 12,000)........................       14,364         8,444        14,401
  Vested preference shares redeemed and issued as
     ordinary shares 13,744 (1998: nil; 1997: 16,565)...      (16,493)           --       (19,878)
                                                          -----------   -----------   -----------
  Balance of vested redeemable preference shares at end
     of year 12,334 (1998: 14,108, 1997: 7,072).........  $    14,801   $    16,930   $     8,486
                                                          ===========   ===========   ===========
Non-vested redeemable preference shares of CI$1.00 each
  issued and fully paid (Note 15):
  Balance of non-vested redeemable preference shares at
     beginning of year 29,797 (1998: 27,016; 1997:
     31,007)............................................       35,756        32,420        37,209
  Preference shares vested during the period 11,970
     (1998: 7,036; 1997: 12,000)........................      (14,364)       (8,444)      (14,401)
  Non-vested preference shares issued 11,988
  (1998: 10,027; 1997: 9,556)...........................       14,386        12,032        11,468
  Non-vested preference shares redeemed -- nil (1998:
     nil; 1997: 1,547)..................................           --            --        (1,856)
  Non-vested preference shares redeemed and issued as
     Ordinary shares 1,091 (1998: 210; 1997: nil).......       (1,309)         (252)           --
                                                          -----------   -----------   -----------
       Balance of non-vested redeemable preference
          shares at end of year 28,724 (1998: 29,797;
          1997: 27,016).................................  $    34,469   $    35,756   $    32,420
                                                          ===========   ===========   ===========

     The redeemable preference shares are issued under the Company's employee share incentive plan (Note 15) and carry the same voting and dividend rights as ordinary shares. The redeemable preference shares are only redeemable with the Company's agreement. In consideration for redeemed vested

                          CONSOLIDATED WATER CO. LTD.

7. SHARE CAPITAL AND ADDITIONAL PAID IN CAPITAL -- (CONTINUED) preference shares, ordinary share capital is issued on a share for share basis. Upon liquidation of the Company, the redeemable preference shares rank in preference to the ordinary shares to the extent of the par value of such shares and any related additional paid in capital.

     The Company entered into subscription agreements with two investment companies on August 8, 1995 for the private placement of 100,000 "units", each unit consisting of one ordinary share of common stock and one warrant for the purchase of one additional ordinary share of common stock. On September 18, 1995, the Company issued 100,000 units at a price of $3.00 per unit, under these agreements. Each warrant issued under these agreements entitles the holder to purchase one ordinary share of common stock at a price of $4.00 per share for a period of four years, commencing one year after the date of the agreements. The warrants are transferable, subject to certain restrictions, and are redeemable by the Company at $0.10 per warrant if, during the exercise period, the average bid price of the Company's ordinary shares exceeds 150% of the exercise price of the warrants for a period of 20 consecutive trading days. The Company has not recognised any amounts in stockholders' equity relating to these warrants. On exercise of warrants, proceeds up to the par value of the shares issued are credited to ordinary share capital, any proceeds in excess of the par value of shares issued are credited to additional paid in capital in the period in which the warrants are exercised. As at December 31, 1999, no warrants had been exercised or redeemed under these agreements. On January 10, 2000, 50,000 warrants were exercised.

     In April 1996 the Company filed a Form F-1 registration statement with the SEC in connection with the issue of 575,000 ordinary shares of common stock at $5.25 per share. Under the terms of the related underwriting agreement, the underwriter was issued a warrant to purchase 50,000 ordinary shares of common stock at $6.30 per share, for $500 consideration which management considered to approximate fair value. The warrants are exercisable during the four year period commencing April 3, 1997. As at December 31, 1999, no warrants have been exercised under this agreement.

     In August 1997 the Company established a Class "B" share option plan designed to deter coercive takeover tactics. Pursuant to this plan, holders of ordinary shares of common stock and redeemable preference shares were granted options which entitle them to purchase 1/100 of a share of Class "B" stock at an exercise price of $37.50 if a person or group acquires or commences a tender offer for 20% or more of the Company's ordinary shares of common stock. Option holders (other than the acquiring person or group) will also be entitled to buy, for the $37.50 exercise price, ordinary shares of the Company's common stock with a then market value of $75.00 in the event a person or group actually acquires 20% or more of the Company's ordinary shares of common stock. Options may be redeemed at $0.01 under certain circumstances. 30,000 of the Company's authorized but unissued ordinary shares have been reserved for issue as Class "B" shares. The Class "B" shares rank pari passu with the ordinary shares of common stock for dividend and voting rights. As at December 31, 1999, no options have been exercised or redeemed.

     On December 3, 1998 the Company established a share repurchase plan whereby the Company may repurchase up to 10% of the number of ordinary shares outstanding. The plan was established to repurchase shares that, in the opinion of the Company, were undervalued in the market. As at December 31, 1999, 110,752 (1998: 8,000) ordinary shares of common stock have been repurchased at a total cost of $821,303 (1998: $62,375). The Company intends to reissue the shares in March 2000 as part of a public share offering.

     Stockholders are advised that under the provisions of the Land Holding Companies Share Transfer Tax Law of the Cayman Islands, transfer tax is payable on the transfer of shares in the Company. The amount of transfer tax payable under the provisions of this Law is computed by reference to the

                          CONSOLIDATED WATER CO. LTD.

7. SHARE CAPITAL AND ADDITIONAL PAID IN CAPITAL -- (CONTINUED) proportion of the total market value of land, as valued by the Government, attributable to each share in issue ("the taxable value"). The tax payable by the transferor per share transferred is at the rate of 7.5% of the taxable value.

     In December 1999, the Company commenced proceedings for the public offering of a further 1,000,000 ordinary shares of common stock, comprising new shares, shares held as treasury stock and shares of existing shareholders. Preliminary incremental external costs directly attributable to the public offering totaling $89,145 have been deferred at December 31, 1999. These offering costs will be deducted from the proceeds when the offering is completed. The offering is planned to be made in May 2000. On January 6, 2000, the Company purchased a further 79,100 treasury shares at a total cost of $494,375.

8. EXPENSES

                                                                    YEAR ENDED DECEMBER 31
                                                             ------------------------------------
                                                                1999         1998         1997
                                                             ----------   ----------   ----------
Direct expenses comprise the following:
  Water purchases..........................................   2,091,321    2,579,279    2,475,498
  Depreciation.............................................     760,901      714,830      653,890
  Employee costs...........................................     393,415      456,676      488,470
  Fuel oil.................................................          --           --        5,222
  Royalties (Note 17)......................................     560,441      570,416      492,590
  Lease obligation interest................................      58,042      193,589      209,508
  Electricity..............................................     131,344      119,674      116,546
  Insurance................................................      56,308       37,555       46,758
  Other direct costs.......................................     572,650      423,354      318,070
                                                             ----------   ----------   ----------
                                                             $4,624,422   $5,095,373   $4,806,552
                                                             ==========   ==========   ==========
Indirect expenses comprise the following:
  Employee costs...........................................     660,658      555,599      492,331
  Interest and bank charges................................     131,236       84,288       92,098
  Depreciation.............................................      56,059       53,915       35,855
  Professional fees........................................     227,821      279,841      269,083
  Insurance................................................      41,083       29,890       61,277
  Directors' fees and expenses.............................      99,760       77,011       63,847
  Other indirect costs.....................................     462,350      354,801      302,043
                                                             ----------   ----------   ----------
                                                             $1,678,967   $1,435,345   $1,316,534
                                                             ==========   ==========   ==========

     Direct expenses relate to the production and distribution of water, indirect expenses represent the administrative costs of the Company. During the year the Company has capitalized $35,749 (1998: $30,319) of depreciation charges in relation to plant and equipment specifically purchased to continue further development of the distribution system.

9. NUMBER OF EMPLOYEES

                                                                1999         1998         1997
                                                             ----------   ----------   ----------
Number of employees at December 31.........................          30           29           26
                                                             ==========   ==========   ==========

                          CONSOLIDATED WATER CO. LTD.

10. EARNINGS PER ORDINARY SHARE

     Basic earnings per share is calculated by dividing the net profit attributable to stockholders by the weighted average number of ordinary shares in issue during the year, excluding the average number of ordinary shares purchased by the Company and held as treasury shares (see Note 7).

     The net income and weighted average number of ordinary shares and potential ordinary shares figures used in the determination of the basic and diluted earnings per ordinary share are summarized as follows:

                                                                1999         1998         1997
                                                             ----------   ----------   ----------
Net income used in determination of diluted earnings per
  ordinary share...........................................   1,946,599    1,656,996    1,247,754
Less:
Dividends paid on non-vested redeemable preference
  shares...................................................      (4,596)      (4,768)      (3,782)
Earnings attributable to vested redeemable preference
  shares...................................................      (7,817)      (7,617)      (2,872)
                                                             ----------   ----------   ----------
Net income available to holders of ordinary shares in the
  determination of basic earnings per ordinary share.......  $1,934,186   $1,644,611   $1,241,100
                                                             ==========   ==========   ==========
Weighted average number of ordinary shares used in the
  determination of basic earnings per ordinary share.......   3,044,293    3,055,845    2,986,216
Plus:
Weighted average number of redeemable preference shares
  outstanding during the year..............................      44,707       40,231       42,107
Potential dilutive effect of unexercised options...........      48,954       56,596       79,048
Potential dilutive effect of unexercised warrants..........      50,094       38,911       29,203
                                                             ----------   ----------   ----------
Weighted average number of shares used for determining
  diluted earnings per ordinary share......................   3,188,048    3,191,583    3,136,574
                                                             ==========   ==========   ==========

     As detailed in Note 7, 30,000 options were granted to an investment company on December 15, 1998 with an exercise price of $7 7/8. At December 31, 1999 these options were antidilutive for the purpose of determining diluted earnings per ordinary share.

11. RELATED PARTY TRANSACTIONS

     In the two years ending December 31, 1998, the professional services of a Director were made available to the Company through a company owned by that Director. During 1998 the Company paid $88,699 (1997: $66,323) for such services. Of this amount, $280 (1997: $12,653) relates to a specific capital project and has been included as part of plant and equipment within fixed assets. Amounts outstanding for such services at December 31, 1998 totaled $9,739 (1997: $Nil). During the year ended December 31, 1999, these fees were paid directly to the Director.

     The Company sells water to a company in which a Director has a significant interest. During 1999 sales totaling $11,621 (1998: $30,593; 1997: $22,500) were made to that company. Accounts receivable for such sales at year end total $286 (1998: $464).

     During the year ended December 31, 1998 the Company purchased a Seawater Reserve Osmosis Unit ("RO Unit") from a company in which a Director is a member of senior management. The RO Unit was acquired at a cost of $307,396 which amount has been included in plant and equipment in Note 4.

                          CONSOLIDATED WATER CO. LTD.

12. COMMITMENTS AND CONTINGENCIES

     The Company has leased office space in Trafalgar Place, West Bay Road, for a period of one year. The rental commitment for 2000 is $55,248.

     The Company is subject to an ongoing obligation to supply water to new customers within the areas in which it is licensed to operate and where the supply of such water is considered commercially feasible.

     The Company is also subject to a commitment under the Water Purchase Agreement (Note 13).

13. WATER PURCHASE AGREEMENT

OCEAN CONVERSION (CAYMAN) LIMITED

     During 1989 the Company entered into a five year water supply agreement (the "Water Purchase Agreement") with Ocean Conversion (Cayman) Limited ("OCL"), formerly Reliable Water Company. In 1992 this agreement was renegotiated and extended for a further five year period to expire December 31, 1999. On October 14, 1993 the extended agreement was replaced by a new agreement, the Water Purchase Agreement #2, expiring on the same date. That agreement required OCL to increase the capacity of the existing plant by January 31, 1994 and to further increase the capacity, at the request of the Company, prior to December 31, 1997 (the "scheduled date"). Both of these expansions were performed during 1994 and on October 21, 1994, a new agreement, the Water Purchase Agreement #3, was negotiated which expires on December 31, 2004.

     The Water Purchase Agreement #3 effectively transfers the possession of the reverse osmosis ("RO") plant to the Company in 2000, although the operation and maintenance of the plant will be the responsibility of OCL until the termination of the agreement on December 31, 2004. On January 1, 2005 responsibility for operation and maintenance of the plant will be assumed by the Company. Under the terms of the agreement, the Company must purchase a fixed minimum amount of water annually with a portion of the monthly payments to be applied toward the purchase of the plant. Under the terms of the original agreement, the Company had a minimum water purchase commitment of 144 million US Gallons per annum which was increased to 240 million US Gallons per annum with effect from January 1, 1993 under the extended agreement.

     The Water Purchase Agreement #2 increased the commitment further to 260 million US Gallons per annum commencing February 1, 1994 and 280 million US Gallons per annum commencing on the first day of the calendar month following the scheduled date. The minimum water purchase commitment under the Water Purchase Agreement #3 remains at 280 million US Gallons per annum until expiry of the contract on December 31, 2004. Implicit in the agreement are financing charges relating to the purchase of the plant over the ten year period, based on the Company's cost of capital at

                          CONSOLIDATED WATER CO. LTD.

13. WATER PURCHASE AGREEMENT -- (CONTINUED) the inception of the agreement. Under the current agreement, guaranteed minimum deliveries of water were increased and penalties for failure to supply such minimum deliveries were also increased.

     As at December 31, 1999 minimum future payments (based on the existing 280 million US Gallon annual commitment) are as follows:

  2000......................................................    1,670,845
  2001......................................................    1,350,704
  2002......................................................    1,350,704
  2003......................................................    1,350,704
  2004......................................................    1,350,704
                                                              -----------
          Total minimum payments............................    7,073,661
  Less: payments relating to water purchases................   (6,753,520)
                                                              -----------
          Total equipment purchase obligation...............      320,141
  Less: current portion.....................................    ( 320,141)
                                                              -----------
                                                              $        --
                                                              ===========

     The RO plant under capital lease is included in plant and equipment in Note 4 at a gross amount of $3,550,897 and at December 31, 1999 had a net book value of $1,253,718 (1998: $1,672,798). Amortization of the plant under capital lease is included in the depreciation charge for each of the three years ended December 31, 1999. Future minimum lease payments, excluding financing charges, are $320,141. The plant is pledged as collateral for certain borrowings of OCL under the terms of the Water Purchase Agreement. Accounts payable and accrued expenses includes $223,213 (1998: $203,770) outstanding under the Water Purchase Agreement.

14. CUSTOMER SUPPLY AGREEMENTS

     During 1993 the Company entered into a five year agreement to supply non-potable water to Safe Haven Limited, the developers of a golf course. On November 1, 1997 this agreement was renegotiated and renewed for a further five year period. Under the terms of the renewed supply agreement, the Company must supply a minimum of 4 million US Gallons per month (48 million US Gallons per year). The price of the water supplied is adjusted annually based on Government Price Indices. Water sales for the year ended December 31, 1999 resulting from the supply agreement amounted to $444,098 (1998: $422,641; 1997: $489,685). At
December 31, 1999 the Company holds a security deposit of $42,482 (1998:
$42,482) under the terms of the supply agreement.

     From October 15, 1995 the Company entered into a ten year agreement to supply a minimum of 30,000 US Gallons per day (10.95 million US Gallons per year) of potable water to Galleon Beach Resort Limited, the operator of the Westin Hotel which initially opened in December 1995. The price of the water supplied is adjusted annually based on Government Price Indices, and water supplied in excess of the monthly maximum of 60,000 US Gallons per day is invoiced at the Company's standard tariff rate. Water sales for the year ended December 31, 1998 resulting from this agreement amounted to $314,884 (1998:
$343,800; 1997: $294,000).

     There are no other individually significant sales to customers.

                          CONSOLIDATED WATER CO. LTD.

15. SHARE INCENTIVE PLAN, REDEEMABLE PREFERRED SHARES AND
    COMPENSATORY OPTIONS

     The Company maintains a share incentive plan for the benefit of eligible employees, excluding Directors, for the purpose of compensating such employees by way of granting redeemable preference shares for nil consideration and, in addition, granting options to purchase preference shares at a fixed price, determined annually, which will typically represent a discount to market value. The amount of preference shares granted to employees is determined with reference to each eligible individual employee's salary and dividends paid and declared. Each employee's option to purchase preference shares must be exercised within 40 days of the annual general meeting of the Company following the date of grant. In order to qualify for the plan an employee must complete four years of service with the Company. In addition, preference shares granted and issued under option are restricted as to sale for a four year period from the date of grant or issue and therefore do not vest with the employee until that time. The redeemable preference shares are only redeemable with the Company's agreement. Under the plan vested preference shares are redeemed when an employee leaves the Company. In consideration for redeemed vested preference shares, the Company issues ordinary share capital of common stock on a share for share basis. In 1997, 1998, and 1999 the Board of Directors offered to redeem the vested preferred shares of shareholders remaining employed by the Company, and issue ordinary shares of common stock on a share for share basis. Accordingly in 1999, 13,744 vested redeemable preferred shares were redeemed and a corresponding number of ordinary shares issued (1998: nil; 1997: 16,565).

     Should an employee voluntarily leave the Company within the four year vesting period, the Company may repurchase preference shares issued and granted at the employees purchase price (nil consideration for shares granted). In 1999, 1,091 (1998: 210) preference shares were repurchased under this provision and, as a special concession, the Company issued 1,091 (1998: 210; 1997: nil) replacement ordinary shares. Outstanding non-vested preference shares currently redeemable are as follows:

                                                      NO. OF SHARES   REDEMPTION   REDEMPTION
                                                       REDEEMABLE       PRICE        VALUE
                                                      -------------   ----------   ----------
Up to the year ended December 31, 2000..............     22,075             --           --
                                                          1,992        $4.0680        8,103
                                                          2,437        $5.3175       12,959
                                                          2,220        $5.7120       12,681
                                                         ------                     -------
                                                         28,724                     $33,743
                                                         ======                     =======
Up to the year ended December 31, 2001..............     16,965             --           --
                                                          2,437        $5.3175       12,959
                                                          2,220        $5.7120       12,681
                                                         ------                     -------
                                                         21,622                     $25,640
                                                         ======                     =======
Up to the year ended December 31, 2002..............      9,768             --           --
                                                          2,220        $5.7120       12,681
                                                         ------                     -------
                                                         11,988                     $12,681
                                                         ======                     =======

     The Company records a compensatory expense equal to the par value of shares granted under the scheme on the date granted. No compensatory expense is recognized for shares purchased under option. During the year, employees were granted 9,768 (1998: 7,590) preference shares for nil consideration and exercised options to purchase 2,220 (1998: 2,437) preference shares at $5.712 (1998: $5.3175). Subsequent to December 31, 1999, employees were granted a further 10,431 preference

                          CONSOLIDATED WATER CO. LTD.

15. SHARE INCENTIVE PLAN, REDEEMABLE PREFERRED SHARES AND
    COMPENSATORY OPTIONS -- (CONTINUED)
shares for nil consideration and, in addition, were granted options to purchase 10,431 preference shares, the price of which will be ratified at the next Annual General Meeting of the Company.

     In 1999, the Company introduced a share grant plan which forms part of Directors remuneration. Under the plan Directors receive a combination of cash and shares in consideration of remuneration for their participation in Board meetings. All Directors are eligible except Executive Officers (who are covered by individual employment contracts) and the Government elected board member. Shares granted are calculated with reference to a strike price which is set by the Board of Directors on October 1 of the year preceding the share grant. Shares granted on September 30, 1999 totaled 13,452. The strike price set on October 1, 1998 was $6.00 (October 1, 1999 $6.75).

     The Chairman and Chief Executive Officer ("CEO") is entitled to receive, as part of the compensation for his services to the Company, options to purchase ordinary shares. Effective for each of the five fiscal years ended December 31, 1993, the Chairman and CEO was granted the option to subscribe at par for that number of shares which equals 5% of the net profit of the Company before charging dividends or crediting any asset revaluation. The options were exercisable at any time up to three months after the date of the audit report for the period ended December 31, 1993. As at December 31, 1993 there were 76,836 shares under option. During 1994, and in consideration for the Chairman and CEO agreeing to continue in office until December 31, 1996, whether or not he was in fact re-elected on an annual basis, the date for exercising such options was extended to the date three months after the date of the audit report for the period ended December 31, 1996. No compensatory expense has been recognized for such shares purchased under option or options granted.

     In addition, the Chairman and CEO was granted the option, for each of the three years ending December 31, 1996, to purchase ordinary shares at $2.50, exercisable at any time up to three months after the date of the audit report for the period ended December 31, 1996 in the amount of the lesser of (i) the number of ordinary shares which equals 2.5% of the net income of the Company before charging dividends or crediting any asset revaluation, or (ii) the number of shares which, when added to the existing number of ordinary shares which the Chairman and CEO beneficially owns, will equal 6% of the then issued ordinary shares of the Company.

     During 1995, the Chairman and CEO's contract was further revised. In consideration for the Chairman and CEO agreeing to continue in office until December 31, 1998, whether or not he was in fact re-elected on an annual basis, the date for exercising such options was further extended to the date three months after the date of the audit report for the period ended December 31, 1998. In addition, for each of the five fiscal years ended December 31, 1998 the Chairman and CEO was granted options to purchase shares under the same terms as the previous agreement. In August 1997 the Chairman exercised options to purchase 101,705 ordinary shares representing all of the options that were granted under the agreements described above in respect of all years up to and including December 31, 1996.

     On December 31, 1998, the Chairman and CEO signed a new employment contract for three years ending December 31, 2001. Under this contract the Chairman and CEO will be granted options, for the year ended December 31, 1999, to purchase ordinary shares at $2.50, and for each of the two years ending December 31, 2001, to purchase ordinary shares at the average of closing market price on each of the first seven trading days in October of that financial year, exercisable at any time up to three years after the date of the audit report for the year of grant, in the amount of the number of ordinary shares which equals 1% of the net income of the Company before charging dividends or crediting any asset revaluation.

                          CONSOLIDATED WATER CO. LTD.

15. SHARE INCENTIVE PLAN, REDEEMABLE PREFERRED SHARES AND
    COMPENSATORY OPTIONS -- (CONTINUED)
     In respect of each of the three years ending December 31, 1999, the Chairman and CEO was granted options to purchase 7,786, 16,570 and 12,440 ordinary shares, respectively, of which 7,786 remained unexercised at December 31, 1999. No compensatory expense has been recognized for such shares purchased under option or options granted.

     The President and Chief Operating Officer ("COO") was granted the option, for each of the two years ending February 28, 1995 and 1996, to purchase ordinary shares at $2.50, exercisable at any time before May 31, 1996 in the amount of 20,000 ordinary shares.

     The President and COO's contract was also revised during 1995 and again during 1997. For each of the financial years ended December 31, 1996 and thereafter whilst in office, the President and COO was granted an option to purchase 20,000 shares under the same terms as the previous agreement. Options granted in respect of the two years ended February 28, 1996 and the year ended December 31, 1996 could be exercised until three months after the date of the audit report for the period ended December 31, 1998. All options granted in respect of the years ended February 28, 1996 have been exercised at December 31, 1999. Options granted in respect of the years ended December 31, 1997 and thereafter may be exercised until the third anniversary of the date of the audit report for that financial year. As at December 31, 1999, 120,000 options had been granted, of which 60,000 remain unexercised at that date. No compensatory expense has been recognized for such shares purchased under option or options granted.

     On July 20, 1999 as remuneration for services rendered to the Company, a Director, was granted 30,000 options to purchase ordinary shares that may be exercised until May 1, 2002. A further 30,000 options will be granted on May 1, 2000 that may be exercised until May 1, 2003. The strike price set for the exercise of the options was $6.00 and $6.75 respectively. No compensatory expense has been recognized for such options granted.

     As part of an agreement for market representation, the Company issued 30,000 options to an investment company on December 15, 1998, for nil consideration. Each option issued under this agreement entitles the holder to purchase one ordinary share at a price of $7 7/8 for a period of two years, commencing December 1, 1998. The fair value of the options was determined by management to be $30,000, based on the fair value of the services to be received. No compensatory expense is recognized of in respect of the options granted.

     Summary of options granted, exercised and outstanding:

                                                   OPTIONS                   EXPIRY     OPTIONS      DATE
                   GRANT DATE                      GRANTED   STRIKE PRICE     DATE     EXERCISED   EXERCISED
                   ----------                      -------   ------------   ---------  ---------   ---------
CHAIRMAN AND CEO
December 31, 1993 and prior......................  76,836      US$1.20      01-Jun-99   76,836     02-Aug-97
December 31, 1994................................   4,808      US$2.50      01-Jun-99    4,808     02-Aug-97
December 31, 1995................................   8,680      US$2.50      01-Jun-99    8,680     02-Aug-97
December 31, 1996................................  11,381      US$2.50      01-Jun-99   11,381     02-Aug-97
December 31, 1997................................  12,440      US$2.50      01-Jun-99   12,440     31-Mar-99
December 31, 1998................................  16,570      US$2.50      01-Jun-99   16,570     31-Mar-99
December 31, 1999................................   7,786      US$2.50      20-Mar-03       --        --

                          CONSOLIDATED WATER CO. LTD.

15. SHARE INCENTIVE PLAN, REDEEMABLE PREFERRED SHARES AND
    COMPENSATORY OPTIONS -- (CONTINUED)

                                                   OPTIONS                   EXPIRY     OPTIONS      DATE
                   GRANT DATE                      GRANTED   STRIKE PRICE     DATE     EXERCISED   EXERCISED
                   ----------                      -------   ------------   ---------  ---------   ---------
PRESIDENT AND COO
February 28, 1995................................  20,000      US$2.50      01-Jun-99   20,000     31-May-99
February 28, 1996................................  20,000      US$2.50      01-Jun-99   20,000     31-May-99
December 31, 1996................................  20,000      US$2.50      01-Jun-99   20,000     31-May-99
December 31, 1997................................  20,000      US$2.50      24-Feb-01       --        --
December 31, 1998................................  20,000      US$2.50      01-Mar-02       --        --
December 31, 1999................................  20,000      US$2.50      20-Mar-03       --        --
OTHER DIRECTORS
July 20, 1999....................................  30,000      US$6.00      01-May-02       --        --
NON-EMPLOYEE
December 1, 1998.................................  30,000      US$7.88      01-Dec-00       --        --

     Weighted average number and exercise price of options:

                                                                   1999                   1998                   1997
                                                           --------------------   --------------------   --------------------
                                                                       WEIGHTED               WEIGHTED               WEIGHTED
                                                                       AVERAGE                AVERAGE                AVERAGE
                                                                       EXERCISE               EXERCISE               EXERCISE
                                                                        PRICE                  PRICE                  PRICE
                                                            NUMBER       PER       NUMBER       PER       NUMBER       PER
                                                              OF        SHARE        OF        SHARE        OF        SHARE
                                                            OPTIONS      US$       OPTIONS      US$       OPTIONS      US$
                                                           ---------   --------   ---------   --------   ---------   --------
Outstanding at beginning of year.........................   159,010     $3.51       92,440     $2.50      161,705     $1.88
Granted..................................................    67,554     $4.52       74,160     $4.96       39,422     $2.78
Exerised.................................................   (91,230)    $2.58       (2,437)    $5.32     (104,280)    $1.58
Forfeited................................................    (7,548)    $5.71       (5,153)    $5.32       (4,407)    $4.07
                                                            -------                -------               --------
Outstanding at end of year...............................   127,786     $4.58      159,010     $3.51       92,440     $2.50
Exercisable at end of year...............................   127,786     $4.58      159,010     $3.51       92,440     $2.50

16. TAXATION

     Under current laws of the Cayman Islands, there are no income, estate, corporation, capital gains or other taxes payable by the Company.

17. GOVERNMENT ROYALTIES

     Royalty expenses incurred during the year under the terms of the license to process and supply potable water, granted by the government, amounted to $560,441 (1998: $570,416; 1997: $492,590). In accordance with the terms of the license, royalties are payable at the rate of 7.5% of gross water sales, payments are made monthly in arrears.

18. PENSION BENEFITS

     A staff pension scheme commenced during June 1995 and was offered to all employees, both full and part-time. The scheme is administered by the Cayman Islands Chamber of Commerce and is a defined contribution plan, whereby the Company matches the contribution of the first 5% of each participating employee's salary. The total amount recognized as an expense under the scheme during 1998 was $48,554 (1998: $45,537; 1997: $40,362).

                          CONSOLIDATED WATER CO. LTD.

19. FINANCIAL INSTRUMENTS

CREDIT RISK

     Financial assets which potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company's cash balances are placed with high credit quality financial institutions. Accounts receivable are presented net of an allowance for doubtful accounts. Credit risk with respect to accounts receivable is limited due to the large number of customers comprising the Company's customer base and the ability of the Company to withdraw supply in the event of non-payment. Accordingly, the Company has no significant concentration of credit risk.

INTEREST RATE RISK

     The interest rates and terms of the Company's loans and Water Purchase Agreement are presented in Notes 6 and 13 respectively.

FAIR VALUES

     At December 31, 1999 and 1998 the carrying amounts of cash and short term bank deposits and bank overdrafts, accounts receivable, accounts payable and accrued expenses approximated their fair values due to the short term maturities of these assets and liabilities. The Directors consider that the carrying amount for long term debt (Note 6) due to Royal Bank of Canada approximates fair value due to the characteristics of this debt. The fair value for long term debt due to European Investment Bank is approximately $1,400,000 (1998: $1,600,000) although this does not necessarily indicate that the Companys' could extinguish this debt for an amount lower than the carrying value. Fair value of this long term debt for which no market value is readily available is determined by the Company using predetermined future cash flows discounted at an estimated current incremental rate of borrowing for a similar liability. In establishing an estimated incremental rate, the Company has evaluated the existing transactions, as well as comparable industry and economic data and other relevant factors such as pending transactions, subsequent events and the amount the Company would have to pay a credit worthy third party to assume the liability, with the creditors legal consent.

20. SUMMARY OF GAAP ACCOUNTING DIFFERENCES

     Material differences between the financial statements as prepared under International Accounting Standards ("IAS") and financial statements prepared in accordance with accounting principles generally accepted in the United States ("US GAAP") are as follows:

     i. As detailed in Note 15, redeemable preference shares are issued under the Company's employee option scheme, and ordinary shares are granted under the Directors share grant plan. In addition, the Chairman and CEO, the President and COO, another Director of the Company and a non-employee have been granted options to purchase ordinary shares. Under US GAAP, compensation costs in stock option, purchase and award plans granted to employees and non-employees are recognized as an expense over the periods in which the services are performed. For the purpose of determining US GAAP accounting differences, compensation costs have been calculated according to the methodology outlined in APB

                          CONSOLIDATED WATER CO. LTD.

20. SUMMARY OF GAAP ACCOUNTING DIFFERENCES -- (CONTINUED)
           Opinion No. 25. The table below summarizes the pro forma effect if FASB Statement No. 123, the alternative applicable standard, were adopted:

                                                               FOR THE YEAR ENDED DECEMBER 31,
                                                             ------------------------------------
                                                                1999         1998         1997
                                                             ----------   ----------   ----------
    Net income.............................................  $1,498,105   $1,451,975   $1,133,678
    Basic earnings per ordinary share under................  $     0.49   $     0.47   $     0.38
    Diluted earnings per ordinary share....................  $     0.47   $     0.45   $     0.36

          Weighted average fair value per share under FAS 123 for options granted during the year with an exercise price below market price on the date of grant:

    Chairman and CEO............................................  $4.07   $4.48    3.29
    President and COO...........................................  $4.07   $4.48    3.29
    Other Executive director....................................  $3.69      --      --
    Employees...................................................  $1.84   $2.07    0.92
                                                                  -----   -----   -----
    Overall weighted average....................................  $3.80   $4.33   $2.87

          In calculating the fair value for these options under FASB Statement No. 123 the Black-Scholes model was used with the following weighted average assumptions:

    Exercise price...........................................  $     4.37   $     2.68   $     2.78
    Grant date market value..................................  $     6.98   $     7.02   $     5.36
    Risk free interest rate..................................        5.75%        4.75%        5.66%
    Expected life............................................   2.8 years    0.4 years    1.3 years
    Expected volatility......................................       72.55%       29.32%       78.09%
    Expected dividend yield..................................        3.46%        2.28%        2.62%

          Weighted average fair value per share under FAS 123 for shares issued during the year below market price on the date of grant:

                                                                   1999                   1998                   1997
                                                           --------------------   --------------------   --------------------
                                                                       WEIGHTED               WEIGHTED               WEIGHTED
                                                                       AVERAGE                AVERAGE                AVERAGE
                                                                         FAIR                   FAIR                   FAIR
                                                                        VALUE                  VALUE                  VALUE
                                                            NUMBER       PER       NUMBER       PER       NUMBER       PER
                                                              OF        SHARE        OF        SHARE        OF        SHARE
                                                            SHARES       US$       SHARES       US$       SHARES       US$
                                                           ---------   --------   ---------   --------   ---------   --------
    Employee share incentive plan........................     9,768     $5.83        7,590     $4.58        6,982     $4.90
    Directors share grant plan...........................     2,400     $6.75           --        --           --        --
                                                            -------     -----      -------     -----     --------     -----
    Overall weighted average.............................    12,168     $6.01        7,590     $4.58        6,982     $4.90

     ii. Statement of Position 98-5 "Reporting on the Costs of Start-Up Activities" ("SOP 98-5") requires start up costs to be expensed as incurred rather than deferred as currently allowed by International Accounting Standards ("IAS"). As a result of this, certain costs previously deferred have to be expensed under US GAAP. With the introduction of IAS 38, effective for periods beginning on or after July 1, 1999, International Accounting Standards for such costs will become aligned with the requirements of SOP 98-5 in the financial statements of the Company for the year ending December 31, 2000. The costs expensed relate to deferred expenditure of $18,132 and costs of $97,756 relating to Commonwealth (Note 4).

     iii. Included in fixed assets is land which is stated at appraised value as determined by the Board of Directors in 1987 (Note 2). As a result, the valuation of land includes unrealized capital

                          CONSOLIDATED WATER CO. LTD.

20. SUMMARY OF GAAP ACCOUNTING DIFFERENCES -- (CONTINUED)
           gains of $302,867, which have been accounted for within stockholders' equity for each of the two years ended December 31, 1999 and 1998. Under US GAAP, this unrealized capital gain would not be recorded and land would be carried at historical cost.

     iv. Under US GAAP, liabilities relating to dividends are not recognized until declared by the full Board of Directors.

     v. In 1995, the Company elected to adopt early the provisions of FASB Statement No. 121. This statement requires that assets to be disposed of be measured at the lower of carrying amount or fair value less cost to sell. In 1995, management decided to take the Company's two vapour compression units permanently out of service and recorded an impairment write-down of $400,000, as described in Note 4. In 1997, the remaining balance of $97,886 was written down to nil value. In adopting the provisions of the Statement, the Company is fully in compliance with the relevant International Accounting Standards. Under US GAAP, the fixed asset impairment would be included in operating income.

                                                                1999         1998         1997
                                                             ----------   ----------   ----------
Net income under IAS.......................................  $1,946,599   $1,656,996   $1,247,754
Description of items that affect reported income:
i.  Recognition of stock option compensation expenses (see
    Note i.)...............................................    (260,994)    (205,063)    (135,352)
ii. Start up costs expensed as a result of the adoption of
    SOP 98-5 (see Note ii).................................    (115,888)          --           --
                                                             ----------   ----------   ----------
Net income under US GAAP...................................  $1,569,717   $1,451,933   $1,112,402
                                                             ==========   ==========   ==========
Basic earnings per ordinary share under US GAAP............  $     0.51   $     0.47   $     0.37
                                                             ==========   ==========   ==========
Diluted earnings per ordinary share under US GAAP..........  $     0.49   $     0.45   $     0.35
                                                             ==========   ==========   ==========

     There are no other items of comprehensive income as envisaged under FASB Statement No. 130 and, accordingly, no statement of comprehensive income is included.

                                                                 1999          1998
                                                              -----------   -----------
Stockholders' equity under IAS..............................  $12,529,645   $11,606,828
Description of items that affect Stockholders equity:
i.   Recognition of stock option compensation expenses (see
     Note i.)...............................................     (332,591)     (434,255)
ii.  Expensing of previously deferred start up costs (see
     Note ii.)..............................................     (115,888)           --
iii.  Reversal of recognition of unrealized capital gains
      (see Note iii.).......................................     (302,867)     (302,867)
iv.  Reversal of dividends payable (see Note iv.)...........           --       123,685
                                                              -----------   -----------
     Stockholders' equity under US GAAP.....................  $11,778,299   $10,993,391
                                                              ===========   ===========

     Under US GAAP, FASB Statement No. 71 provides guidance in respect of the treatment of costs of certain regulated operations. The Company does not fall within the criteria for this statement to apply.

     The Company has determined that the provisions of FASB Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities" are not applicable to the Company's operations. The Company does not have any off-balance sheet financing arrangements, including swaps and other derivative instruments.

                          CONSOLIDATED WATER CO. LTD.

21. REPORTING CURRENCY

     Effective December 31, 1994, the Company changed its reporting currency from the Cayman Islands dollar to the United States dollar pursuant to amendments to S-X Rule 3-19 of the United States Securities Exchange Commission. The reason for the change in reporting currency was to provide existing and potential United States investors with financial information which does not require conversion into United States dollars. It is the intention of the Company to declare and pay dividends in United States dollars. The exchange rate between the Cayman Islands dollar and the United States dollar has been fixed during all periods presented at CI$1.00 to US$1.20.

22. SIGNIFICANT NON-CASH TRANSACTIONS

     The Company made the following significant non-cash transactions:

                                                              1999      1998     1997
                                                             -------   ------   -------
Preference shares issued to employees an $Nil consideration
  (9,768, 7,590 and 6,982 shares respectively) (Note 14)...  $11,722   $9,108   $ 8,378
                                                             =======   ======   =======
Redemption of vested preferred shares and issue of
  replacement ordinary shares at $Nil consideration
  (14,835, 210 and 16,565 shares respectively) (Note 14)...  $17,802   $  252   $19,878
                                                             =======   ======   =======
Ordinary shares issued under the Directors share grant plan
  at $Nil consideration (2,400, nil and nil respectively)
  (Note 15)................................................  $ 2,880   $   --   $    --
                                                             =======   ======   =======
Write down of vapor compression unites (Note 4)............  $    --   $   --   $97,886
                                                             =======   ======   =======


23. EVENTS (UNAUDITED) SUBSEQUENT TO THE DATE OF THE INDEPENDENT
    ACCOUNTANT'S REPORT

The following events (unaudited) occurred subsequent to the date of the Independent Accountant's report:

i. In June 2000, the Company completed a public offering of 773,000 ordinary shares at a per share price of $7.50. After deducting underwriting commissions and other offering expenses, the net proceeds from the offering were approximately $5.05 million. The Company intends to use the proceeds from this offering to retire approximately $2.10 million of existing debt, for implementation of its growth strategy and for capital expenditures and general corporate purposes.

ii. The Company received a letter dated June 1, 2000, from an official of the Cayman Islands' government, stating that a public offering of ordinary shares, which was completed in 1996 without the government's approval, was a breach of the license. The letter is not clear as to whether the government also views the completion of the June 2000 public offering as a breach of the license. The Company has responded to this letter and stated that it does not believe that it is in breach of the license. A meeting with officials of the Cayman Islands' government, to discuss this matter, was held on June 16, 2000 in accordance with the government's suggestion in the June 1, 2000 letter. Discussion of the matter is ongoing. The Company's Cayman Islands' legal counsel has advised that the June 1, 2000 letter from the Cayman Islands government does not constitute a formal "notice of breach of the license" as contemplated in the license. Accordingly, other than pursuing discussions of this matter with the Cayman Islands' government, no other actions are presently being pursued by the Company to "cure" any such alleged breaches.

         The license requires that the Cayman Islands government approves in advance any issuance or transfer of ordinary shares which represents more than 5% of the issued shares, or which would increase the ownership of any shareholder above 5% of the issued shares of the Company. More than 5% of the Company's issued and outstanding shares are and in the future may be registered in the name of Cede and Co., the nominee for the Depository Trust Company, otherwise know as DTC, which is a clearing agency for shares held by participating banks and brokers.

         If the government finds that the Company is in breach, the Company could remedy this breach by electing that the shares no longer be DTC eligible. However, this election likely would adversely affect interest in the Company's shares by banks, brokers, market makers, investors and other persons who wish to hold the shares in street name through DTC. This would impair the liquidity and market for the shares.

                          CONSOLIDATED WATER CO. LTD.

23.  EVENTS (UNAUDITED) SUBSEQUENT TO THE DATE OF THE INDEPENDENT
     ACCOUNTANT'S REPORT (CONTINUED)

         If the Company cannot remedy a breach of the license, the government may appoint a person to operate the business on an interim basis. The Company may then apply to the government for reinstatement of the license. If the license is not reinstated, the government may appoint a new licensee to service the licensed area using all or a portion of the Company's existing production and distribution systems. In this case, the government would have to compensate the Company for taking any of its assets, based upon the value of those assets as a unit of production excluding goodwill as determined by three appointed appraisers. No assurance can be given that the interim operator will manage the business successfully or that the price paid by the government would reflect the growth potential of the Company. In addition, there can be no assurance that shareholders would receive a cash dividend from such proceeds in the event of a government purchase.

iii. On June 27, 2000, the Company entered into a stock purchase agreement to purchase all of the issued and outstanding capital stock of a company organised under the laws of Belize. This company owns and operates an existing reverse osmosis plant in Belize, which the Company will acquire upon closing of this transaction. Although the Company paid a deposit of $25,000 on June 27, 2000, to the seller, the closing of the transaction is subject to approval by the appropriate governmental authorities in Belize, including the Water and Sewerage Authority, as well as certain other conditions precedent to closing. The closing date is currently scheduled for July 21, 2000, although it may be re-scheduled by mutual agreement of the parties. The deposit will be returned to the Company if the appropriate government authorities do not approve the transaction before the closing date or certain other closing conditions are not satisfied, such as completion of the due diligence process to the Company's satisfaction.